Subject to Completion, dated April [●], 2015

PROSPECTUS



BLACK STONE
MINERALS

Black Stone Minerals, L.P.

22,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests in us. We are offering 22,500,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have been approved to list our common units on the New York Stock Exchange under the symbol "BSM," subject to official notice of issuance.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 28.

These risks include the following:

- We may not generate sufficient cash from operations after establishment of cash reserves to pay the minimum quarterly distribution on our common and subordinated units. If we make distributions, our preferred unitholders have priority with respect to rights to share in those distributions over our common and subordinated unitholders for so long as our preferred units are outstanding.
- The volatility of oil and natural gas prices due to factors beyond our control greatly affects our financial condition, results of operations, and cash distributions to unitholders.
- Oil and natural gas prices have declined substantially from historical highs and may remain depressed for the foreseeable future. Any additional decreases in the prices of oil or natural gas may adversely affect our cash generated from operations, results of operations, financial position, and our ability to pay the minimum quarterly distribution on all of our outstanding common and subordinated units, perhaps materially.
- Our minimum quarterly distribution provides the common unitholders a specified priority right to distributions over the subordinated unitholders if we pay distributions. It does not provide the common unitholders the right to require payment of any distributions.
- We depend on various unaffiliated operators for all of the exploration, development, and production on the properties underlying our mineral and royalty interests and non-operated working interests. Substantially all of our revenue is derived from the sale of oil and natural gas production from producing wells in which we own a royalty interest or a non-operated working interest. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately and efficiently develop and operate our acreage could have an adverse effect on our results of operations.
- Unitholders will incur immediate and substantial dilution in net tangible book value per common unit.
- If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to entity-level taxation for state tax purposes, then our cash distributions to unitholders could be substantially reduced.
- Even if a unitholder does not receive any cash distributions from us, a unitholder will be required to pay taxes on its share of our taxable income.

In addition, we qualify as an "emerging growth company" as defined in the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Summary—Emerging Growth Company Status."

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Black Stone Minerals, L.P. (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable by us to Barclays Capital Inc. Please read "Underwriting."

The underwriters may purchase up to an additional 3,375,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about   , 2015 through the book-entry facilities of The Depository Trust Company.

Barclays
Credit Suisse

BofA Merrill Lynch

Citigroup
Wells Fargo Securities

J.P. Morgan
Scotia Howard Weil

Morgan Stanley

Raymond James
Simmons & Company International

Prospectus dated   , 2015

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised and the preferred units have not converted to common units and subordinated units. You should read "Risk Factors" for information about important risks that you should consider before buying our common units.

References in this prospectus to "BSMC," "Black Stone Minerals, L.P. Predecessor," "our predecessor," "we," "our," "us," or like terms when used in a historical context refer to Black Stone Minerals Company, L.P. and its subsidiaries. When used in the present tense or prospectively, "BSM," "Black Stone Minerals," "we," "our," "us," "the partnership," or like terms refer to Black Stone Minerals, L.P. and its subsidiaries, after giving effect to those transactions described in "—Formation Transactions and Structure." References in this prospectus to "BSNR" refer to Black Stone Natural Resources, L.L.C., a wholly owned subsidiary and also the general partner of BSMC. References in this prospectus to "our general partner" or "New GP" refer to Black Stone Minerals GP, L.L.C., a wholly owned subsidiary and also the general partner of BSM. References in this prospectus to "New BSMC GP" refer to BSMC GP, L.L.C., a wholly owned subsidiary and also the general partner of BSMC, after giving effect to those transactions described in "—Formation Transactions and Structure." References in this prospectus to "Black Stone Management" refer to Black Stone Natural Resources Management Company. References in this prospectus to "our working interests" refer to non-operated working interests. References in this prospectus to production or reserves in "Boe" or "MBoe" are presented on a "Btu-equivalent" basis at a conversion ratio of six Mcf (as defined below) of natural gas to one barrel of oil, unless otherwise indicated. We include a glossary of some of the terms used in this prospectus as Appendix B.

Black Stone Minerals, L.P.

Overview

We are one of the largest owners of oil and natural gas mineral interests in the United States. Our principal business is maximizing the value of our existing portfolio of mineral and royalty assets through active management and expanding our asset base through acquisitions of additional mineral and royalty interests. We maximize value through the marketing of our mineral assets for lease, creative structuring of those leases to encourage and accelerate drilling activity, and selectively participating alongside our lessees on a working-interest basis. Our primary business objective is to grow our reserves, production, and cash generated from operations over the long term, while paying, to the extent practicable, a growing quarterly distribution to our unitholders.

We own mineral interests in approximately 14.5 million acres, with an average 48.1% ownership interest in that acreage. We also own nonparticipating royalty interests in 1.2 million acres and overriding royalty interests in 1.4 million acres. These non-cost-bearing interests, which we refer to collectively as our "mineral and royalty interests," include ownership in approximately 40,000 producing wells. Our mineral and royalty interests are located in 41 states and in 62 onshore basins in the continental United States. Many of these interests are in active resource plays, including the Bakken/Three Forks plays, Eagle Ford Shale, Wolfcamp play, Haynesville/Bossier plays, Granite Wash play, and Fayetteville Shale, as well as emerging plays such as the Tuscaloosa Marine Shale and the Canyon Lime play. The combination of the breadth of our asset base and the long-lived, non-cost-bearing nature of our mineral and royalty interests exposes us to potential additional production and reserves from new and existing plays without investing additional capital.

resource plays, while maintaining overall diversity. Furthermore, the geographic breadth of our assets and vast quantity of our property interests expose us to potential production and reserves from new and existing plays without further required investment on our behalf. We believe that we will continue to benefit from these cost-free additions of production and reserves for the foreseeable future as a result of technological advances and continuing interest by third-party producers in exploration and development activities on our acreage.

- *Exposure to many of the leading resource plays in the United States*. We expect our reserves and cash distributions per unit to grow organically for the next several years as our operators continue to drill new wells on the acreage we have leased to them. We believe that we have significant drilling inventory remaining in our interests in multiple resource plays.

- *Ability to increase exposure in most economic plays through our working-interest participation program*. We frequently negotiate our leases with options to participate in wells on a working-interest basis. This working-interest option allows us to increase our exposure to plays that we find attractive when the results from prior drilling and production have substantially reduced the economic risk associated with development drilling and where we believe the probability of achieving attractive economic returns is high. We intend to continue increasing our exposure to those opportunities.

- *Scalable business model*. We believe that our size, organizational structure, and capacity give us a relative advantage in growing our business because we are able to add large packages of mineral and royalty interests without significantly increasing our cost structure, allowing us to be more competitive when pursuing acquisition opportunities. Our land, accounting, engineering and geology, information-technology, and business-development departments have developed a scalable business model that allows us to manage our existing assets efficiently and absorb significant acquisitions without material cost increases.

- *Exposure to natural gas supply and demand growth*. The EIA projects that U.S. natural gas demand from internal consumption is expected to increase from 25.6 trillion cubic feet in 2012 to 31.6 trillion cubic feet in 2040, driven primarily by increased electricity generation and industrial use. International demand for exports of U.S. natural gas, through pipelines and liquefied natural gas, is forecasted to grow to 5.8 trillion cubic feet per year by 2040. The EIA forecasts the total demand for U.S. natural gas to reach 37.4 trillion cubic feet in 2040. As a result of this increase in demand, the EIA projects U.S. natural gas production to increase from 24.1 trillion cubic feet in 2012 to 37.5 trillion cubic feet in 2040, a 56% increase. Almost all of this increase is due to projected growth in natural gas production from resource plays, which is projected to grow from 9.7 trillion cubic feet in 2012 to 19.8 trillion cubic feet in 2040. We have significant exposure to domestic natural gas resource plays, including the Haynesville/Bossier plays, the Fayetteville Shale, and the Barnett Shale, and we believe that these assets will provide meaningful upside in production and revenue growth as demand for natural gas increases. Our natural gas assets throughout the U.S. Gulf Coast are well positioned geographically to take advantage of the growing liquefied natural gas export market.

- *Financial flexibility to fund expansion*. Upon the completion of this offering and the application of the net proceeds as set forth under "Use of Proceeds," we expect to have no indebtedness outstanding, approximately $13.6 million of cash on hand, and $700.0 million of undrawn borrowing capacity under our credit facility. The credit facility, combined with internally generated cash from operations and access to the public capital markets, will provide us with the financial capacity and flexibility to grow our business.

- *Experienced and proven management team*. The members of our executive team have an average of over 25 years of industry experience and have a proven track record of executing accretive acquisitions and maximizing asset development. We expect to benefit from the longstanding relationships fostered by our management team within the industry and the decades-long track record of successful

- an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- an exemption from compliance with any other new auditing standards adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission ("SEC") determines otherwise; and

- reduced disclosure of executive compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will cease to be an "emerging growth company" upon the earliest of (i) when we have $1.0 billion or more in annual revenues; (ii) when we issue more than $1.0 billion of non-convertible debt over a three-year period; (iii) the last day of the fiscal year following the fifth anniversary of our initial public offering; or (iv) when we have qualified as a "large accelerated filer," which refers to when we (w) will have an aggregate worldwide market value of voting and non-voting common units held by our non-affiliates of $700 million or more, as of the last business day of our most recently completed second fiscal quarter, (x) have been subject to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a period of at least 12 calendar months, (y) have filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (z) no longer be eligible to use the requirements for "smaller reporting companies," as defined in the Exchange Act, for our annual and quarterly reports.

Formation Transactions and Structure

In connection with this offering, the following transactions have occurred or will occur:

- the partnership formed New GP, a new wholly owned subsidiary to function as the general partner of the partnership, and BSNR transferred its general partner interest in the partnership to New GP in exchange for cash;

- BSNR will contribute cash to BSMC in exchange for 21,939,243 common units representing a 1% limited partner interest in BSMC, and New GP will contribute cash to the partnership in exchange for a 1% limited partner interest in the partnership;

- BSMC will merge with and into a wholly owned subsidiary of the partnership ("Merger Sub") with BSMC as the surviving entity;

- immediately prior to the merger, the limited partnership agreement of the partnership will be amended and restated, and the limited partner interests of BSMC and our general partner in the partnership will be converted into common units and subordinated units of the partnership, as applicable;

- in connection with the merger, (i) the common units of the partnership held by BSMC will be redeemed in exchange for a return of its original capital contribution, (ii) the common units of BSMC (other than common units of BSMC held by BSNR) will be exchanged for an aggregate of 72,633,333 common units of the partnership and 95,133,333 subordinated units of the partnership at a conversion ratio of 12.9465 : 1 for 0.4329 common units and 0.5671 subordinated units, and the preferred units of BSMC will be exchanged for an aggregate of 117,980 preferred units of the partnership at a conversion ratio of

one to one, (iii) the common units of BSMC held by BSNR will remain outstanding as limited partner interests in BSMC, and New GP will retain its non-economic general partner interest in the partnership and its units in the partnership, (iv) the partnership's 100% equity interest in Merger Sub will be converted into a 99% limited partner interest in BSMC, and (v) BSNR will retain its non-economic general partner interest in BSMC;

- (i) the partnership will form New BSMC GP, a new wholly owned subsidiary to function as general partner of BSMC, (ii) the partnership will remove BSNR as general partner of BSMC and appoint New BSMC GP as general partner of BSMC, and (iii) in connection therewith, BSNR will transfer its general partner interest in BSMC to New BSMC GP; and
- the partnership will issue and sell 22,500,000 common units to the public in this offering and use the net proceeds from this offering in the manner described under "Use of Proceeds."

We refer to these transactions collectively as the "formation transactions."

We have granted the underwriters a 30-day option to purchase up to an aggregate of 3,375,000 additional common units. Any net proceeds received from the exercise of this option will be used to fund future capital expenditures.

The following chart illustrates our organizational structure prior to this offering and the formation transactions described above:


Limited Partners Prior to this Offering
100% LP Interest
Non-Economic
GP Interest
Black Stone Minerals Company, L.P.
("BSMC")
100% Ownership Interest
100% LLC Interest
Operating Subsidiaries
Black Stone Natural Resources, L.L.C.
("BSNR")

The following chart illustrates our organizational structure immediately after giving effect to this offering and the other formation transactions described above:



Units Issued in this Offering
22,500,000 Common Units
Units Issued in the Merger
72,633,333 Common Units
95,133,333 Subordinated Units
117,980 Preferred Units(1)
11.3% LP Interest
88.7% LP Interest
Non-Economic GP Interest
LP Interest
Black Stone Minerals, L.P.
(the "Partnership")
100% Ownership Interest
Black Stone Minerals GP, L.L.C.
(the "General Partner")
100% Ownership Interest
99% LP Interest
BSMC GP, L.L.C.
("New BSMC GP")
Non-Economic GP Interest
1% LP Interest
Black Stone Minerals Company, L.P.
("BSMC")
100% Ownership Interest
100% LLC Interest
Operating Subsidiaries
Black Stone Natural Resources, L.L.C.
("BSNR")

(1) The 117,980 preferred units as of March 31, 2015 are convertible into 3,579,881 common units and 4,688,839 subordinated units.

The Offering

Common units offered to the public. . . . . 22,500,000 common units (25,875,000 common units if the underwriters exercise in full their option to purchase additional common units from us).

Units outstanding after this offering . . . . 95,133,333 common units (98,508,333 common units if the underwriters exercise in full their option to purchase additional common units from us), 95,133,333 subordinated units, and 117,980 preferred units. The preferred units are convertible into 3,579,881 common units and 4,688,839 subordinated units.

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $421.9 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee, and offering expenses payable by us, to repay all of the indebtedness outstanding under our credit facility, which was $389.0 million as of March 31, 2015.

The net proceeds from any exercise of the underwriters' option to purchase additional common units (approximately $63.6 million based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and structuring fee, if exercised in full) will be used to fund future capital expenditures. Please read "Use of Proceeds."

Affiliates of certain of our underwriters are lenders under our credit facility and, as such, may receive a portion of the proceeds from this offering. Please read "Underwriting—Relationships."

Cash distributions . . . . Our partnership agreement generally provides that during the subordination period we will pay any distributions each quarter as follows:

- *first*, to the holders of preferred units in an amount of approximately $25.00 per preferred unit (the "quarterly preferred distribution amount");

- *second*, to the holders of common units, until each common unit has received the applicable minimum quarterly distribution in the amounts specified below plus any arrearages from prior quarters; and

- *third*, to the holders of subordinated units, until each subordinated unit has received the applicable minimum quarterly distribution.

If the distributions to our common and subordinated unitholders exceed the applicable minimum quarterly distribution per unit, then such excess amounts will be distributed pro rata on the common and subordinated units as if they were a single class. The preferred units have a right to further participate (on an as-converted basis) in quarterly distributions in excess of the quarterly preferred distribution amount under certain circumstances that we do not expect to occur. Even if those additional distributions do occur, considering that the outstanding preferred units are convertible into only a relatively small number of our total outstanding common and subordinated units, we believe these additional distributions payable under those circumstances would not materially adversely affect the per unit distribution rate we would otherwise pay on our common and subordinated units.

We have no legal or contractual obligation to pay the minimum quarterly distribution on our common units and subordinated units, and the board of directors of our general partner can change the amount of the quarterly distributions, if any, at any time. Furthermore, even if we intend to pay distributions on our common units and subordinated units, our ability to pay the applicable minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Cash Distribution Policy and Restrictions on Distributions." Therefore, the fact that our partnership agreement includes the concept of a minimum quarterly distribution does not provide any assurance that a distribution will be paid on the common units, nor are we providing or making any forecast beyond the twelve months ending March 31, 2016 as to our ability to pay the minimum quarterly distribution on the common units.

The applicable minimum quarterly distribution for the periods specified below is as follows:

	Minimum Quarterly Distribution (per unit)	
Four Quarters Ending March 31,	**Per Quarter**	**Annualized**
2016	$0.2625	$1.05
2017	$0.2875	$1.15
2018	$0.3125	$1.25
2019 and thereafter	$0.3375	$1.35

After March 31, 2019, the minimum quarterly distribution shall be the same as it is for each of the four quarters ending March 31, 2019. Our initial distribution will be $1.05 per common and subordinated unit on an annualized basis (or $0.2625 per common and subordinated unit on a quarterly basis). The minimum quarterly distribution does not provide common unitholders the right to require payment of any distributions. It merely reflects the specified priority right of common unitholders to distributions before the subordinated unitholders receive distributions if distributions are paid.

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions," that we will generate sufficient cash from operations to pay, for the twelve months ending March 31, 2016, the required distribution on the preferred units and the applicable minimum quarterly distribution of $0.2625 per unit ($1.05 per unit on an annualized basis) on all the common and subordinated units outstanding.

If we assume that (i) the initial minimum quarterly distribution is $0.3375 per unit, which is the amount applicable after March 31, 2019, (ii) the preferred units are fully converted, (iii) the underwriters' option to purchase additional common units to cover over-allotments is exercised in full, and (iv) no additional common or subordinated units are issued, we believe that the cash generated from operations during the twelve months ending March 31, 2016 would be sufficient to pay 100% of the aggregate minimum quarterly distribution on all the common units and 74.9% of the aggregate minimum quarterly distribution on the subordinated units.

Any distributions paid on our common and subordinated units with respect to a quarter will be paid within 60 days after the end of such quarter. Our first distribution will be for the period from the closing of this offering through June 30, 2015, and our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units. The limited partners of BSMC prior to this offering will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the applicable minimum quarterly distribution for such quarter plus any arrearages in the payment of the applicable minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . . The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $1.35 (the annualized minimum quarterly distribution applicable for quarterly periods ending March 31, 2019 and thereafter) multiplied by the total number of outstanding common and subordinated units for a period of four consecutive, non-overlapping quarters ending on or after March 31, 2019, and there are no outstanding arrearages on our common units. When the subordination period ends as a result of our having met the test described above, all subordinated units will convert into common units on a one-to-one basis, and common units will thereafter no longer be entitled to arrearages.

In addition, at any time on or after March 31, 2019, provided there are no arrearages in the payment of the minimum quarterly distribution on

December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 30% of the aggregate applicable minimum quarterly distribution with respect to that period. Alternatively, if you are not subject to the passive loss limitation, your ratio of taxable income for such period to cash distributions will likely be lower. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.

Material federal income tax consequences . . . . For a discussion of the material federal income tax consequences that may be relevant to unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Directed unit program. . . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the common units being offered by this prospectus for sale to persons who are directors, officers, or employees of our general partner and certain other persons with relationships with us and our affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing . . . . We have been approved to list our common units on the NYSE under the symbol "BSM," subject to official notice of issuance.

For a detailed discussion of the summary historical financial data contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds" and the audited historical financial statements of BSMC and our pro forma financial statements included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Black Stone Minerals, L.P. Predecessor Historical		Black Stone Minerals, L.P. Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014
			(unaudited)
	(in thousands)		
Revenue:			
Oil and condensate sales	$ 257,390	$ 252,742	$ 257,390
Natural gas and natural gas liquids sales	207,456	184,868	207,456
Gain (loss) on commodity derivative instruments	37,336	(5,860)	37,336
Lease bonus and other income	46,139	31,809	46,139
Total revenue	548,321	463,559	548,321
Operating (income) expense:			
Lease operating expense and other	23,288	21,316	23,288
Production and ad valorem taxes	49,575	42,813	49,575
Depreciation, depletion, and amortization	111,962	102,442	111,962
Impairment of oil and natural gas properties	117,930	57,109	117,930
General and administrative	62,765	59,501	62,765
Accretion of asset retirement obligations	1,060	588	1,060
(Gain) loss on disposal of assets	32	(18)	32
Total operating expense	366,612	283,751	366,612
Income from operations	181,709	179,808	181,709
Other income (expense):			
Interest and investment income	28	90	28
Interest expense(1)	(13,509)	(11,342)	(3,630)
Other income	959	407	959
Total other expense	(12,522)	(10,845)	(2,643)
Net income	$ 169,187	$ 168,963	$ 179,066
Statement of Cash Flow Data:			
Net cash provided by (used in):			
Operating activities	$ 396,125	$ 320,764	
Investing activities	(101,110)	(195,631)	
Financing activities	(310,335)	(142,311)	
Other Financial Data:			
EBITDA(2)	$ 294,658	$ 282,747	$ 294,658
Adjusted EBITDA(2)	385,705	354,576	385,705
Capital expenditures(3)	(101,110)	(195,631)	
Balance Sheet Data (at year end):			
Cash and cash equivalents	$ 14,803	$ 30,123	$ 42,670
Total assets	1,326,782	1,444,413	1,347,062
Credit facilities	394,000	451,000	—
Total liabilities	512,400	566,618	118,400
Total mezzanine equity	161,165	161,392	161,165
Total equity	653,217	716,403	1,067,497

(1) Includes cash expenses for commitment fees and agency fees and non-cash amortization of debt issuance costs.
(2) Please read "—Non-GAAP Financial Measures" below for the definitions of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to our most directly comparable financial measure, calculated and presented in accordance with generally accepted accounting principles in the United States ("GAAP").
(3) Net of proceeds from the sale of assets of $19.5 million and $0.1 million for the years ended December 31, 2014 and December 31, 2013, respectively.

Title to the properties in which we have an interest may be impaired by title defects.

No assurance can be given that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

Cyber attacks could significantly affect us.

Cyber attacks on businesses have escalated in recent years. We rely on electronic systems and networks to control and manage our business and have multiple layers of security to mitigate risks of cyber attack. If, however, we were to experience an attack and our security measures failed, the potential consequences to our businesses and the communities in which we operate could be significant.

Risks Inherent in an Investment in Us

We expect to distribute a substantial majority of the cash we generate from operations each quarter, which could limit our ability to grow and make acquisitions.

We expect to distribute a substantial majority of the cash we generate from operations each quarter. As a result, we will have limited cash generated from operations to reinvest in our business or to fund acquisitions, and we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and growth capital expenditures. If we are unable to finance growth externally, our distribution policy will significantly impair our ability to grow.

If we issue additional units in connection with any acquisitions or growth capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. Other than limitations restricting our ability to issue units ranking senior or on a parity with our preferred units, there are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units with respect to distributions. The incurrence of additional commercial borrowings or other debt to finance our growth would result in increased interest expense and required principal repayments, which, in turn, may reduce the cash that we have available to distribute to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all. If we make distributions, our preferred unitholders have priority with respect to rights to share in those distributions over our common and subordinated unitholders for so long as our preferred units are outstanding.

Our partnership agreement generally provides that, during the subordination period, we will pay any distributions each quarter as follows: (i) first, to the holders of preferred units in an amount of approximately $25.00 per preferred unit, (ii) second, to the holders of common units, until each common unit has received the applicable minimum quarterly distribution plus any arrearages from prior quarters, and (iii) third, to the holders of subordinated units, until each subordinated unit has received the applicable minimum quarterly distribution. If the distributions to our common and subordinated unitholders exceed the applicable minimum quarterly distribution per unit, then such excess amounts will be distributed pro rata on the common and subordinated units as if they were a single class. The preferred units have a right to further participate (on an as-converted basis) in quarterly distributions in excess of the quarterly preferred distribution amount under certain circumstances that we do not expect to occur. Even if those additional distributions do occur, considering that the outstanding preferred units are convertible into only a relatively small number of our total outstanding common and subordinated units, we believe these additional distributions payable under those circumstances would not materially adversely affect the per unit distribution rate we would otherwise pay on our common and subordinated units. Our initial minimum quarterly distribution will be $1.05 per common and subordinated unit on an annualized basis (or $0.2625 per unit on a quarterly basis). We expect that we will distribute a substantial majority of the cash we generate from operations each quarter. However, the board of directors of our general partner could elect not to pay distributions for one or more quarters or at all. Please read "Cash Distribution Policy and Restrictions on Distributions."

Actions taken by our general partner may affect the amount of cash generated from operations that is available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash generated from operations available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

• amount and timing of asset purchases and sales;

• cash expenditures;

• borrowings;

• entry into and repayment of current and future indebtedness;

• issuance of additional units; and

• the creation, reduction, or increase of reserves in any quarter.

In addition, borrowings by us do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

• enabling holders of subordinated units to receive distributions; or

• hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $137.6 million, which would not otherwise constitute cash generated from operations, in order to permit the payment of distributions on subordinated units. All of these actions may affect the amount of cash distributed to our unitholders and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "How We Make Distributions—Operating Surplus and Capital Surplus—Operating Surplus."

We have a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any point in time prior to the end of the subordinated period we have acquired more than 80% of the total number of common units outstanding, we have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by us or any of our affiliates for common units during the 90-day period preceding the date such notice is first mailed. This limited call right is not exerciseable as long as any of our preferred units are outstanding, or at any time after the subordination period has ended.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular, for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders will incur immediate and substantial dilution in net tangible book value per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $5.71 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, common unitholders will incur immediate and substantial dilution of $14.29 per common unit. This dilution results primarily because the assets contributed to us by our predecessor are recorded at their historical cost in accordance with GAAP and not their fair value. Please read "Dilution."

We may issue additional common units and other equity interests without common and subordinated unitholder approval, which would dilute holders of common and subordinated units. However, our partnership agreement does not authorize us to issue units ranking senior to or at parity with our preferred units without preferred unitholder approval.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests, including common units, without a vote of the unitholders other than, in certain instances, approval of holders of our preferred units. Our issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- the proportionate ownership interest of common and subordinated unitholders in us immediately prior to the issuance will decrease;

- the amount of cash distributions on each common and subordinated unit may decrease;

- the ratio of our taxable income to distributions may increase;

- the relative voting strength of each previously outstanding common and subordinated unit may be diminished; and

- the market price of the common units may decline.

However, our partnership agreement does not authorize us to issue securities having preferences or rights with priority over or on a parity with the preferred units with respect to rights to share in distributions, redemption obligations, or redemption rights without preferred unitholder approval. Please read "The Partnership Agreement—Issuance of Additional Partnership Interests" and "Description of Our Preferred Units."

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets.

Immediately after this offering, we will have 95,133,333 common units and 95,133,333 subordinated units outstanding, including the 22,500,000 common units that we are selling in this offering that may be resold immediately in the public market. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units that are issued to our directors and executive officers will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Under the terms of our partnership agreement, the limited partners of BSMC prior to this offering will be restricted from selling any common units they beneficially own, including any common units resulting from the conversion of such limited partners' preferred units, for 45 days from the date of this prospectus. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by holders of a substantial number of our common units in the public markets following this offering, or the perception that these sales might occur, could have a material adverse effect on the price of our common units or impair our ability to obtain capital through an offering of equity securities. The limited partners of BSMC prior to this offering (including our executive officers and directors) will be restricted from selling with certain limited exceptions any subordinated units they beneficially own until permitted by the board of directors of our general partner in its sole discretion. Please read "Units Eligible for Future Sale."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. Immediately after this offering, there will be only 22,500,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units, and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including those described elsewhere in these risk factors.

We will incur increased costs as a result of being a publicly traded partnership.

As a publicly traded partnership, we will incur significant legal, accounting, and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available to distribute to our unitholders will be affected by the costs associated with being a publicly traded partnership.

Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these requirements will increase our legal and financial compliance costs. For example, as a result of becoming a publicly traded partnership, we are required to adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting.

We estimate that we will incur approximately $1.5 million of incremental costs per year associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements, including those relating to accounting standards, our executive compensation, and internal control auditing requirements that apply to other public companies.

We are classified as an "emerging growth company" under Section 2(a)(19) of the Securities Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, we will not be required to comply with certain requirements that other public companies are required to comply with. Among other things, we will not be required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $421.9 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee, and offering expenses payable by us, to repay all of the indebtedness outstanding under our credit facility, which was $389.0 million as of March 31, 2015.

The net proceeds from any exercise of the underwriters' option to purchase additional common units (approximately $63.6 million, if exercised in full, based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discount and structuring fee) will be used to fund future capital expenditures.

Borrowings under our credit facility were primarily made for the acquisition of properties and other general business purposes. As of March 31, 2015, we had borrowings outstanding of $389.0 million under our credit facility. Indebtedness under our credit facility bore interest at a weighted average rate of approximately 2.4% during the year ended December 31, 2014. The maturity date of our credit facility is February 3, 2017. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Credit Facility."

Affiliates of certain of our underwriters are lenders under our credit facility and, as such, may receive a portion of the proceeds from this offering. Please read "Underwriting—Relationships."

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of December 31, 2014:

- on an actual basis for our predecessor; and

- on a pro forma basis to reflect the formation transactions described under "Summary—Formation Transactions and Structure," including this offering and the application of the net proceeds therefrom as described under "Use of Proceeds."

This table is derived from, and should be read together with, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Formation Transactions and Structure," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2014	
	Black Stone Minerals, L.P. Predecessor	Black Stone Minerals, L.P.
	Actual	Pro Forma
	(unaudited) (in thousands)	
Cash and cash equivalents	$ 14,803	$ 42,670
Credit facility(1)	$ 394,000	$ —
Mezzanine equity		
Black Stone Minerals Company, L.P.		
Preferred units	161,165	—
Black Stone Minerals, L.P.		
Preferred units	—	161,165
Total mezzanine equity	161,165	161,165
Equity		
Black Stone Minerals Company, L.P.		
Common units	650,598	—
Total equity	650,598	—
Black Stone Minerals, L.P.		
General partner	—	—
Common units	—	695,952
Subordinated units	—	368,926
Noncontrolling interests	2,619	2,619
Total equity	653,217	1,067,497
Total capitalization	$1,208,382	$1,228,662

(1) As of April   , 2015, we had borrowings outstanding of $ million under our credit facility.

DILUTION

Dilution in net tangible book value per common unit represents the difference between the amount per common unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. Based on an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), and after deduction of the estimated underwriting discount, structuring fee, and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2014 would have been approximately $1,067.5 million, or $5.71 per unit. This represents an immediate pro forma dilution of $14.29 per common unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering(1)	$3.97	
Increase in net tangible book value per unit attributable to purchasers in the offering	1.74	
Less: Pro forma net tangible book value per unit after the offering(2)		5.71
Immediate dilution in net tangible book value per common unit to purchasers in the offering . . .		14.29

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(1) Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of our pro forma units to be issued to the limited partners of BSMC prior to this offering in exchange for their limited partner interests in BSMC in connection with the merger of BSMC with and into our subsidiary (71,212,190 common units and 93,271,956 subordinated units).
(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of pro forma units outstanding after this offering (93,712,190 common units and 93,271,956 subordinated units).

The following table sets forth, on the same pro forma basis as of December 31, 2014, the number of common units and subordinated units that we will issue and the total consideration contributed to us by the limited partners of BSMC prior to this offering and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus (dollars in thousands).

	Units		Total Consideration	
	Number	**Percent**	**Amount**	**Percent**
Limited partners of BSMC prior to this offering(1)(2)	164,484,146	88.0%	$ 653,217	61.2%
Purchasers in this offering	22,500,000	12.0%	414,280(3)	38.8%
Total	186,984,146	100.0%	$1,067,497	100.0%

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(1) Reflects the value of the net assets to be contributed to us by the limited partners of BSMC prior to this offering recorded at historical cost at December 31, 2014.
(2) Upon the completion of the transactions contemplated by this prospectus, the limited partners of BSMC prior to this offering will own all 93,271,956 of our subordinated units.
(3) Reflects the net proceeds of this offering, after deducting the underwriting discount, structuring fee, and estimated offering expenses payable by us.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information, you should refer to the historical financial statements of BSMC and our pro forma financial statements, included elsewhere in this prospectus.

General

Cash Distribution Policy

Our partnership agreement generally provides that we will pay any distributions each quarter during the subordination period in the following manner:

- *first*, to the holders of preferred units in an amount of approximately $25.00 per preferred unit;

- *second*, to the holders of common units, until each common unit has received the applicable minimum quarterly distribution in the amounts specified below plus any arrearages from prior quarters; and

- *third*, to the holders of subordinated units, until each subordinated unit has received the applicable minimum quarterly distribution.

If the distributions to our common and subordinated unitholders exceed the applicable minimum quarterly distribution per unit, then such excess amounts will be distributed pro rata on the common and subordinated units as if they were a single class. The preferred units have a right to further participate (on an as-converted basis) in quarterly distributions in excess of the quarterly preferred distribution amount under certain circumstances that we do not expect to occur. Even if those additional distributions do occur, considering that the outstanding preferred units are convertible into only a relatively small number of our total outstanding common and subordinated units, we believe these additional distributions payable under those circumstances would not materially adversely affect the per unit distribution rate we would otherwise pay on our common and subordinated units. The applicable minimum quarterly distribution for the periods specified below is as follows:

	Minimum Quarterly Distribution (per unit)	
Four Quarters Ending March 31,	**Per Quarter**	**Annualized**
2016	$0.2625	$1.05
2017	$0.2875	$1.15
2018	$0.3125	$1.25
2019 and thereafter	$0.3375	$1.35

After March 31, 2019, the minimum quarterly distribution shall be the same as it is for each of the four quarters ending March 31, 2019. Our initial minimum quarterly distribution will be $1.05 per common and subordinated unit on an annualized basis (or $0.2625 per common and subordinated unit on a quarterly basis). The minimum quarterly distribution does not provide the common unitholders the right to require payment of any distributions. It merely reflects the specified priority right of our common unitholders to distributions before the subordinated unitholders receive distributions, if distributions are paid.

The amount of cash to be distributed each quarter will be determined by the board of directors of our general partner following the end of that quarter after a review of our cash generated from operations for such quarter. We expect that we will distribute a substantial majority of the cash generated from our operations each quarter. The cash generated from operations for each quarter will generally equal our Adjusted EBITDA for the quarter, less cash needed for debt service, other contractual obligations, fixed charges, and reserves for future operating or capital needs that the board of directors may determine are appropriate. For a demonstration of how cash generated from operations available for distribution on common and subordinated units will be determined, please see the tables under "Pro Forma Cash Generated from Operations for the Year Ended December 31, 2014"

- We may lack sufficient cash to pay distributions to our unitholders due to shortfalls in cash generated from operations attributable to a number of operational, commercial, or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, working-capital requirements, and anticipated cash needs.

We expect to generally distribute a substantial majority of our cash from operations to our unitholders on a quarterly basis, after, among other things, the establishment of cash reserves. To fund our growth, we may eventually need capital in excess of the amounts we may retain in our business or borrow under our credit facility. To the extent efforts to access capital externally are unsuccessful, our ability to grow will be significantly impaired.

Any distributions paid on our common and subordinated units with respect to a quarter will be paid within 60 days after the end of such quarter. Our first distribution will be for the period from the closing of this offering through June 30, 2015, and our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period. Please read "Cash Distribution Policy and Restrictions on Distributions."

Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement provides for an initial minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit on an annualized basis, on all of the common and subordinated units outstanding through March 31, 2016. The payment of the full initial minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash generated from operations available for distribution of approximately $50.5 million per quarter, or $201.8 million on an annualized basis. Our ability to make cash distributions at the applicable minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash generated from operations available for distribution needed to pay the aggregate initial minimum quarterly distribution on all of such units for a single fiscal quarter and a four-quarter period (dollars in thousands):

		Aggregate Minimum Quarterly Distributions for the Twelve Months Ending March 31, 2016	
	Number of Units	One Quarter	Annualized
Common units issued in this offering	22,500,000	$ 5,906	$ 23,625
Common units issued or issuable as equity-based compensation(1)	1,954,939	513	2,053
Common units issued in the merger(2)	72,633,333	19,066	76,265
Subordinated units issued in the merger(3)	95,133,333	24,972	99,890
Total	192,221,605	$50,457	$201,833

(1) Includes 60,000 common units, 936,661 restricted common units, and 958,278 common-unit-settled performance units expected to be issued as equity-based compensation after the offering.
(2) Includes 1,190,148 common units to be issued in the merger resulting from the conversion of preferred units in January 2015 and 230,983 restricted common units (net of withholding for vesting awards) to be issued in the merger resulting from equity-based compensation awards granted in February 2015.
(3) Includes 1,558,826 subordinated units to be issued in the merger resulting from the conversion of preferred units in January 2015 and 302,536 restricted subordinated units (net of withholding for vesting awards) to be issued in the merger resulting from equity-based compensation awards granted in February 2015.

The preferred units are convertible into common units and subordinated units. If all of our preferred units converted as of March 31, 2015, these units would convert into 3,579,881 common and 4,688,839 subordinated units. If our preferred units fully converted into common and subordinated units as of March 31, 2015, we would need $8.0 million of additional cash to pay the applicable minimum quarterly distribution on all of our common and subordinated units outstanding after this offering, which would be more than offset by the $10.8 million of distributions on the preferred units. If the underwriters exercise their option to purchase additional common units, we will need $3.5 million additional cash to pay the applicable minimum quarterly distribution on our common and subordinated units outstanding after the offering taking into account the elimination of the distributions on the preferred units.

Further, our partnership agreement provides for an increase in the applicable minimum quarterly distribution on each of April 1, 2016, 2017, and 2018. To fund those increases in the minimum quarterly distribution on our outstanding common and subordinated units, our cash generated from operations available for distribution, assuming (i) no change in distribution coverage, (ii) the preferred units fully converted on March 31, 2015, (iii) the underwriters exercise their option to purchase additional common units in full, and (iv) no additional common or subordinated units are issued, would have to increase by $23.2 million, $46.4 million, and $69.6 million for each of the twelve months ending March 31, 2017, 2018, and 2019, respectively, compared to the twelve months ending March 31, 2016.

The table below sets forth the amounts required to pay the minimum quarterly distribution of $0.3375 applicable for the twelve months ending March 31, 2019, assuming (i) the preferred units have fully converted and (ii) the underwriters exercised their option to purchase additional units to cover over-allotments in full with respect to this offering (dollars in thousands):

		Aggregate Minimum Quarterly Distributions for the Twelve Months Ending March 31, 2019	
	Number of Units	One Quarter	Annualized
Common units issued in this offering	25,875,000	$ 8,733	$ 34,931
Common units issued or issuable as equity-based compensation	1,954,939	660	2,639
Common units issued in the merger	76,213,214	25,722	102,888
Subordinated units issued in the merger	99,822,172	33,690	134,760
Total	203,865,325	$68,805	$275,218

Subordinated Units

The limited partners of BSMC prior to this offering will initially own all of our subordinated units. The principal difference between our common and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the applicable minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into common units on a one-to-one basis.

Our common unitholders are only entitled to arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. To the extent we have cash generated from operations available for distribution in any quarter during the subordination period in excess of the amount necessary to pay the applicable minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on the common units related to prior quarters before any cash distribution is made on our subordinated units. Please read "How We Make Distributions—Subordination Period."

Preferred Units

Prior to our liquidation, and while any of our preferred units remain outstanding, cash or other property of the partnership will be distributed 100% to our preferred unitholders until the aggregate Unpaid Preferred Yield (as defined below) of each preferred unit accrued through the last day of the immediately preceding calendar quarter has been reduced to zero. Under certain limited circumstances, the preferred units have a right to increased priority distributions, and under other limited circumstances, the preferred units also have a right to further participate in distributions. We believe it is unlikely any such distribution will be required, and if they are required, we believe they would not materially adversely affect the per unit distribution rate we would otherwise make on our common and subordinated units.

	Year Ended December 31, 2014
	(unaudited) (in thousands, except per unit data)
Adjustments to reconcile to pro forma cash generated from operations:	
Less:	
Deferred revenue	(2,589)
Incremental general and administrative(6)	(1,475)
Cash interest expense(3)	(2,665)
Capital expenditures(7)	(101,110)
Pro forma cash generated from operations	277,866
Less:	
Cash paid to noncontrolling interests(8)	(294)
Preferred unit distributions(9)	(15,720)
Pro forma cash generated from operations available for distribution on common and subordinated units and reinvestment in our business	261,852
Initial minimum quarterly distribution per common and subordinated unit	1.05
Aggregate distributions to:	
Common units issued in this offering(10)	23,625
Common units issued or issuable as equity-based compensation	2,053
Common and subordinated units issued in the merger(10)(11)	173,269
Total distributions on common and subordinated units	198,947
Excess(10)	$ 62,905

(1) Includes revenues from our mineral and royalty interests and working interests.
(2) The impairment primarily resulted from decreasing commodity prices and changes in projections based on the recent historical operating characteristics at the field level. For more information, please read the historical financial statements of BSMC included elsewhere in this prospectus.
(3) Interest expense includes cash expenses of commitment fees and agency fees and non-cash amortization of debt issuance costs. Cash interest expense does not include non-cash amortization of debt issuance costs.
(4) For more information, please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."
(5) Represents compensation expense that is settled in common and subordinated units and would not reduce the amount of cash generated from operations.
(6) Reflects incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our pro forma financial statements. Does not include expected nonrecurring expenses of approximately $1.4 million related to compliance with the Sarbanes-Oxley Act.
(7) Our capital expenditures during 2014 were funded with cash generated from our operations.
(8) Reflects cash distributions made to unaffiliated third-party limited partners in a consolidated, but not wholly owned, partnership. For additional information, please read Note 16 to the consolidated financial statements of BSMC included elsewhere in this prospectus.
(9) Reflects distributions paid on our preferred units assuming no optional conversion. For more information regarding conversion of the preferred units, please read "Description of Our Preferred Units—Conversion of the Preferred Units." If all outstanding preferred units had been converted to common and subordinated units at the beginning of the period, no preferred unit distributions would have been paid. Pro forma cash generated from operations available for distribution on common and subordinated units would have increased to $277.6 million for the year ended December 31, 2014 and total distributions on common and subordinated units would have increased by $11.6 million.
(10) Assuming the underwriters' option to purchase additional common units to cover over-allotments is exercised in full, and all of our preferred units converted into 4,770,029 common and 6,247,665 subordinated units as of the year ended December 31, 2014, the excess for the year ended December 31, 2014 would have increased to $63.5 million.
(11) Excludes the 35,589 preferred units that were converted into 1,190,148 common units and 1,558,826 subordinated units on January 1, 2015. If we assumed these preferred units were converted as of January 1, 2014, cash generated from operations available for distribution on common and subordinated units and reinvestment in our business would have increased to $265.8 million, and total distributions to common and subordinated units would have increased to $176.2 million.

If we do not distribute cash from operations in any quarter sufficient to pay the full applicable minimum quarterly distribution on all common units, then holders of the subordinated units will not be entitled to receive any distribution until the common units have received the applicable minimum quarterly distribution for such quarter plus any arrearages in the payment of the applicable minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

The following table illustrates the excess in the amount of cash generated from operations available for distribution on common and subordinated units and reinvestment in our business on a pro forma basis for the year ended December 31, 2014 assuming (i) the minimum quarterly distribution per unit was $0.3375, which is the minimum quarterly distribution applicable after March 31, 2018 and (ii) all the preferred units have converted into 4,770,029 common units and 6,247,665 subordinated units pursuant to their terms.

	Pro Forma Year Ended December 31, 2014
	(in thousands, except per unit data)
Pro forma cash generated from operations available for distribution on common and subordinated units and reinvestment in our business	$277,572
Minimum quarterly distribution per common and subordinated unit.	1.35
Aggregate distributions to:	
Common units issued in this offering	30,375
Common units issued or issuable as equity-based compensation	2,639
Common units issued in the merger	104,495
Subordinated units issued in the merger	136,864
Total distributions on common and subordinated units	274,373
Excess	$ 3,199

Based on the immediately preceding table and assuming the underwriters' option to purchase additional common units to cover over-allotments was exercised in full, we would have had a shortfall of $1.4 million, and we would have been able to pay 100% of the aggregate minimum quarterly distribution on all common units and 99.0% of the aggregate minimum quarterly distribution on all the subordinated units.

Based on our preliminary operating results and assuming the formation transactions occurred as of January 1, 2015, we believe that we will generate sufficient cash from operations to pay the aggregate initial minimum quarterly distributions on all common units and subordinated units outstanding at the completion of this offering for the three months ended March 31, 2015.

Estimated Cash Generated from Operations for the Twelve Months Ending March 31, 2016

For the twelve months ending March 31, 2016, we estimate that we will generate $241.6 million of cash from operations. In "—Assumptions and Considerations" below, we discuss the major assumptions underlying this estimate. The cash generated from operations discussed in the forecast should not be viewed as management's projection of the actual cash that we will generate during the twelve months ending March 31, 2016. We can give you no assurance that our assumptions will be realized or that we will generate any cash, in which event we will not be able to pay the full initial minimum quarterly cash distribution on all of our common and subordinated units during such period.

When considering our ability to generate cash and how we calculate forecasted cash generated from operations, please keep in mind all of the risk factors and other cautionary statements under the headings "Risk Factors" and "Forward-Looking Statements," which discuss factors that could cause our results of operations and cash generated from operations to vary significantly from our estimates.

The following table illustrates the amount of cash that we estimate that we will generate for the twelve months ending March 31, 2016 that would be available for distribution to our common and subordinated unitholders and reinvestment in our business.

Black Stone Minerals, L.P.
Estimated Cash Generated from Operations

	Twelve Months Ending March 31, 2016
	(unaudited) (in thousands, except per unit data)
Revenue:	
Oil and condensate sales	$145,272
Natural gas and natural gas liquids sales	125,644
Gain on commodity derivative instruments	33,587
Lease bonus and other income	40,200
Total revenue	344,703
Operating expense:	
Lease operating expense and other	21,058
Production and ad valorem taxes	24,377
Depreciation, depletion, and amortization	113,684
General and administrative	78,007
Accretion of asset retirement obligations	1,060
Total operating expense	238,186
Income from operations	106,517
Other expense:	
Interest expense	(4,119)
Total other expense	(4,119)
Net income	102,398
Adjustments to reconcile to Adjusted EBITDA:	
Add:	
Depreciation, depletion, and amortization	113,684
Interest expense	4,119
EBITDA(1)	220,201
Add:	
Accretion of asset retirement obligations	1,060
Equity-based compensation expense(2)	24,318
Adjusted EBITDA(1)	245,579
Adjustments to reconcile to estimated cash generated from operations:	
Add:	
Borrowings to fund future capital expenditures(3)	47,027
Less:	
Deferred revenue(4)	(863)
Cash interest expense	(3,143)
Capital expenditures	(47,027)
Estimated cash generated from operations	241,573
Less:	
Cash paid to noncontrolling interests(5)	(179)
Preferred unit distributions(6)(7)	(10,844)
Estimated cash generated from operations available for distribution on common and subordinated units and reinvestment in our business	230,550
Initial minimum quarterly distribution per common and subordinated unit	1.05
Estimated annual distributions to:	
Common units issued in this offering(8)	23,625
Common units issued or issuable as equity-based compensation	2,053
Common and subordinated units issued in the merger(7)(8)	176,879
Total distributions on common and subordinated units	202,557
Excess(8)	**$ 27,993**

(1) For more information, please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."
(2) Represents compensation expense that is settled in common and subordinated units and would not impact estimated cash generated from operations.
(3) Assumes borrowings under our credit facility are incurred when the capital expenditures are made.
(4) Represents working-interest owners' recoupment of advance royalty payments, which results in a reduction of cash received from production revenues.
(5) Reflects cash distributions made to unaffiliated third-party limited partners in a consolidated, but not wholly owned, partnership. For additional information, please read Note 16 to the consolidated financial statements of BSMC included elsewhere in this prospectus.
(6) Reflects distributions paid on our preferred units assuming no optional conversion. For more information regarding conversion of the preferred units, please read "Description of Our Preferred Units—Conversion of the Preferred Units." If all outstanding preferred units had been converted to common and subordinated units at the beginning of the period, no preferred unit distributions would have been paid, estimated cash generated from operations available for distribution on common and subordinated units would have increased to $241.4 million, and total distributions on common and subordinated units would have increased by $8.0 million for the twelve months ending March 31, 2016.
(7) Reflects conversion of 35,684 preferred units into 1,193,294 common units and 1,562,946 subordinated units on January 1, 2016, which eliminates $1.0 million of preferred unit distributions for the quarter ending March 31, 2016 and increases the estimated quarterly distributions to common and subordinated units issued in the merger by $0.7 million.
(8) Assuming the underwriters' option to purchase additional common units to cover over-allotments is exercised in full and all of our preferred units converted into 3,579,881 common and 4,688,839 subordinated units as of March 31, 2015, the excess for the twelve months ending March 31, 2016 would have decreased to $27.3 million. In addition, assuming the underwriters' option to purchase additional common units to cover over-allotments is not exercised and all of our preferred units converted into common and subordinated units as of March 31, 2015, the excess for the twelve months ending March 31, 2016 would have increased to $30.9 million.

If we do not distribute cash from operations in any quarter sufficient to pay the full applicable minimum quarterly distribution on all common units, then holders of the subordinated units will not be entitled to receive any distribution until the common units have received the applicable minimum quarterly distribution for such quarter plus any arrearages in the payment of the applicable minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

The following table illustrates the excess (shortfall) in our estimated amount of cash generated from operations available for distribution on common and subordinated units and reinvestment in our business for the twelve months ending March 31, 2016 assuming (i) the minimum quarterly distribution per unit was $0.3375, which is the minimum quarterly distribution applicable after March 31, 2018 and (ii) all the preferred units have converted into 3,579,881 common units and 4,688,839 subordinated units pursuant to their terms.

	Estimated Twelve Months Ending March 31, 2016(1)
	(in thousands, except per unit data)
Estimated cash generated from operations available for distribution on common and subordinated units and reinvestment in our business	$241,394
Minimum quarterly distribution per common and subordinated unit.	1.35
Aggregate distributions to:	
Common units issued in this offering	30,375
Common units issued or issuable as equity-based compensation	2,639
Common units issued in the merger	102,888
Subordinated units issued in the merger	134,760
Total distributions on common and subordinated units	270,662
Shortfall(2)	$ (29,268)

Based on the immediately preceding table and assuming the underwriters' option to purchase additional common units to cover over-allotments was exercised in full, we would have had a shortfall of $33.8 million, and we would have been able to pay 100% of the aggregate minimum quarterly distribution on all common units and 74.9% of the aggregate minimum quarterly distribution on all the subordinated units.

Forecasted Distributions

We expect that aggregate quarterly distributions on our common and subordinated units for the twelve months ending March 31, 2016 will be approximately $202.6 million. While we believe that the assumptions we have used in preparing the estimates set forth above are reasonable based upon management's current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic regulatory, and competitive risks and uncertainties, including those described in "Risk Factors," that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual cash that we generate could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay any amount of distributions on all our outstanding common units in respect of the four calendar quarters ending March 31, 2016 or thereafter, in which event the market price of the common units may decline materially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay distributions to our common and subordinated unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices. In the tables below, we demonstrate the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay minimum quarterly distributions on our common units for the twelve months ending March 31, 2016.

Production Volume Changes. The following table shows estimated cash generated from operations under production levels of 90%, 100%, and 110% of the production level we have forecasted for the twelve months ending March 31, 2016.

	Percentage of Forecasted Annual Production		
	90%	100%	110%
	(unaudited)		
Forecasted annual production:			
Oil and condensate (MBbls)	2,626	2,918	3,210
Natural gas (MMcf)	36,238	40,264	44,290
Combined volumes (MBoe)	8,666	9,629	10,592
Forecasted average daily production:			
Oil and condensate (MBbl/d)	7.2	8.0	8.8
Natural gas (MMcf/d)	99.0	110.0	121.0
Combined volumes (MBoe/d)	23.7	26.3	28.9
Forecasted average sales prices:			
WTI oil price ($/Bbl)	$ 54.24	$ 54.24	$ 54.24
Realized oil and condensate sales price ($/Bbl)(1)	$ 49.78	$ 49.78	$ 49.78
Henry Hub natural gas price ($/Mcf)	$ 2.85	$ 2.85	$ 2.85
Realized natural gas sales price ($/Mcf)(1)	$ 3.12	$ 3.12	$ 3.12
Estimated cash generated from operations (in thousands):			
Oil and condensate sales	$130,744	$145,272	$159,799
Natural gas and natural gas liquids sales	113,080	125,644	138,209
Gain on commodity derivative instruments(2)	33,587	33,587	33,587
Lease bonus and other income	40,200	40,200	40,200
Operating expense	235,748	238,186	240,624
Estimated cash generated from operations	$216,764	$241,573	$266,379

(1) Excluding cash settlement on commodity derivative instruments.
(2) Represents cash settlement on commodity derivative instruments maturing in the twelve months ending March 31, 2016.

	Three Months Ending			
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(unaudited) (in thousands)			
Adjustments to reconcile to estimated cash generated from operations:				
Add:				
Borrowings to fund future capital expenditures	11,313	11,336	11,712	12,666
Less:				
Deferred revenue	(266)	(259)	(258)	(80)
Cash interest expense	(718)	(638)	(606)	(1,181)
Capital expenditures	(11,313)	(11,336)	(11,712)	(12,666)
Estimated cash generated from operations	53,456	61,662	63,007	63,448
Less:				
Cash paid to noncontrolling interests(2)	(46)	(45)	(44)	(44)
Preferred unit distributions(3)	(1,956)	(2,974)	(2,974)	(2,940)
Estimated cash generated from operations available for distribution on common and subordinated units and reinvestment in our business	51,454	58,643	59,989	60,464
Initial minimum quarterly distribution per common and subordinated unit	0.2625	0.2625	0.2625	0.2625
Estimated quarterly distributions to:				
Common units issued in this offering	5,907	5,906	5,906	5,906
Common units issued or issuable as equity-based compensation	514	513	513	513
Common and subordinated units issued in the merger(3)	44,762	44,039	44,039	44,039
Total distributions on common and subordinated units	51,183	50,458	50,458	50,458
Excess	$ 271	$ 8,185	$ 9,531	$ 10,006

(1) Lease bonus income can vary from quarter to quarter. Historically, lease bonus income has been higher in the third and fourth quarters relative to the first and second quarters.

(2) Reflects cash distributions made to unaffiliated third-party limited partners in a consolidated, but not wholly owned, partnership. For additional information, please read Note 16 to the consolidated financial statements of BSMC included elsewhere in this prospectus.

(3) Reflects conversion of 35,684 preferred units into 1,193,294 common units and 1,562,946 subordinated units on January 1, 2016, which eliminates $1.0 million of preferred unit distributions for the quarter ending March 31, 2016 and increases the estimated quarterly distributions to common and subordinated units issued in the merger by $0.7 million.

HOW WE MAKE DISTRIBUTIONS

General

Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis, and the board of directors of our general partner can change our distribution policy at any time. If we make distributions, our preferred unitholders have a priority right to receive distributions over our common and subordinated unitholders so long as our preferred units are outstanding. For a description of the relative rights and privileges of holders of our preferred units to distributions, please read "Cash Distribution Policy and Restrictions on Distributions—General—Preferred Units." For a description of our plans to make distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions on our common and subordinated units.

Operating Surplus and Capital Surplus

General

Any distributions on our common and subordinated units will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would, after required distributions to holders of preferred units, be made pro rata to all common and subordinated unitholders. Any distribution from capital surplus would result in a reduction of the applicable minimum quarterly distribution levels. Please read "—Distributions From Capital Surplus." After the subordination period ends, operating surplus and capital surplus no longer have any meaning, and, after required distributions to holders of preferred units, all distributions will be pro rata to the then-existing common unitholders. Please read "—Subordination Period" below. All distributions to common and subordinated unitholders are subject to our preferred unitholders' priority right to distributions.

Operating Surplus

We define operating surplus as:

- $137.6 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined under "—Capital Surplus" below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; *plus*

- working capital borrowings made after the end of the quarter but on or before the date of determination of operating surplus for the quarter; *plus*

- any cash gains realized on the disposition of an investment capital expenditure; *plus*

- cash distributions paid in respect of equity issued, other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the growth capital expenditures, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, replacement, development, or expansion of a capital asset and ending on the earlier to occur of the date the capital asset is placed into service by us and the date that it is disposed of or abandoned by us; *less*

- all of our operating expenditures (as described below) after the closing of this offering; *less*

- the amount of cash reserves established (and not reversed) by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings), or cash reserves established, increased, or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased, or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Our operating surplus will include our proportionate share of our partially owned consolidated subsidiaries' operating surplus. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity's operating surplus. (We will calculate operating surplus of a partially owned consolidated entity or an entity accounted for using the equity method as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above).

As described above, operating surplus does not only reflect cash generated by our operations. For example, it includes a basket of $137.6 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities, and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus. Repayments of working capital borrowings are generally considered to be operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

Operating Expenditures

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, normal operating expenses, taxes, payments made under hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of a hedge contract such amounts will be amortized over the life of the applicable hedge contract, and (ii) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), director and officer compensation, repayment of working capital borrowings, interest on indebtedness, and estimated replacement capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

- repayment of working capital borrowings previously deducted from operating surplus pursuant to the provision described in the penultimate bullet point of the description of operating surplus above when such repayment actually occurs;

- payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

- growth capital expenditures;

- actual replacement capital expenditures (as discussed in further detail below);

- investment capital expenditures;

- payment of transaction expenses relating to interim capital transactions;

- distributions to our partners; or

- repurchases of equity interests except to fund obligations under employee benefit plans.

For purposes of calculating operating surplus, the currently outstanding preferred units shall be treated as if they are debt. As a result, all distributions on our currently outstanding preferred units will be treated as interest on indebtedness in determining the amount of our operating expenditures. Further distributions on our currently outstanding preferred units will not be treated as distributions of operating surplus or capital surplus (as described below).

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as "interim capital transactions"):

- borrowings (including sales of debt securities) other than working capital borrowings;

- sales of our equity interests; and

- sales or other dispositions of assets for cash, other than inventory, accounts receivable, and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed (other than cash distributed to holders of our preferred units) as coming from operating surplus until the sum of all cash distributed to our common and subordinated unitholders since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. As reflected above, operating surplus includes $137.6 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Capital Expenditures

Estimated replacement capital expenditures reduce operating surplus, but growth capital expenditures, actual replacement capital expenditures, and investment capital expenditures do not. Replacement capital expenditures are those capital expenditures required to maintain our asset base over the long term as it may change as a result of additions or dispositions over time. We expect that a primary component of replacement capital expenditures will be capital expenditures associated with the replacement of oil and natural gas reserves through the acquisition of new oil and natural gas mineral and royalty interests and through development expenditures related to our working interests. Replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the acquisition, construction, replacement, development or expansion of a capital asset that is paid in respect of the period from such financing until the earlier to occur of the date that any such acquisition, construction, replacement, development or expansion and ending on the earlier to occur of the date the growth capital expenditure is placed into service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered replacement capital expenditures.

As described above, neither investment capital expenditures nor growth capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because growth capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from such financing until the earlier to occur of the date any such growth capital expenditure is placed into service by us, and the date that it is abandoned or disposed of by us, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for replacement capital purposes and in part for investment capital or growth capital purposes will be allocated as replacement capital expenditures, investment capital expenditures, or growth capital expenditure by our general partner's board of directors, based upon its good-faith determination, subject to approval by the conflicts committee of our general partner's board of directors.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (as described below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to the applicable minimum quarterly distribution (see table below), which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distribution from operating surplus for any quarter until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

The applicable minimum quarterly distribution for the periods specified below is as follows:

	Minimum Quarterly Distribution (per unit)	
Four Quarters Ending March 31,	Per Quarter	Annualized
2016	$0.2625	$1.05
2017	$0.2875	$1.15
2018	$0.3125	$1.25
2019 and thereafter	$0.3375	$1.35

After March 31, 2019 the minimum quarterly distribution shall be the same as it is for each of the four quarters ending March 31, 2019. Our initial minimum quarterly distribution will be $1.05 per common and subordinated unit on an annualized basis (or $0.2625 per common and subordinated unit on a quarterly basis).

Determination of Subordination Period

The subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2019, if each of the following has occurred:

- for a period of four consecutive, non-overlapping quarters immediately preceding that date, aggregate distributions from operating surplus on the common units, subordinated units, and any other units equal or senior in rank with respect to subordinated units (but not senior in rank to the common units) equaled or exceeded the sum of the products of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding in each quarter in each period;

- for the same period of four consecutive, non-overlapping quarters, the "adjusted operating surplus" (as described below) equaled or exceeded the sum of the products of the minimum quarterly distribution on the common units, subordinated units, and any other units equal or senior in rank with respect to subordinated units (but not senior in rank to the common units) multiplied by the total number of common units, subordinated units, and any other units equal or senior in rank with respect to the subordinated units (but not senior in rank to the common units) outstanding during each quarter on a fully-diluted weighted-average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after the closing of this offering through June 30, 2015, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining when the subordination period ends. Equity senior to the common units will be treated like debt for this purpose, resulting in distributions on that equity being treated as interest on indebtedness. When the subordination period ends as a result of us having met the test described above, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

In addition, at any time on or after March 31, 2019, provided that there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units, our general partner in its sole discretion may decide to convert all outstanding subordinated units into common units, with each subordinated unit being converted into a number of common units determined by multiplying the number of outstanding subordinated units to be converted by a fraction, (i) the numerator of which is equal to the aggregate amount of distributions of cash generated from operations (not to exceed adjusted operating surplus) on the outstanding subordinated units ("historical distributions") for the four fiscal quarters preceding the date of conversion (the "measurement period"), and (ii) the denominator of which is equal to the aggregate amount of the minimum quarterly distribution on all outstanding subordinated units during such four-quarter period; provided, that if the forecasted distributions to be paid from forecasted operating surplus (not to exceed forecasted adjusted operating surplus) on the outstanding subordinated units for the four-quarter period immediately following the measurement period ("forecasted distributions"), as determined by the conflicts committee, is less than historical distributions, then the numerator shall be forecasted distributions; provided, further, however, that the subordinated units may not convert into common units at a ratio that is greater than one to one. If the option to convert the subordinated units into common units is exercised as described above, the outstanding subordinated units will convert into the prescribed number of common units and will then participate pro rata with other common units in distributions. It should be expected that the general partner will cause this conversion, unless it determines that such conversion will be adverse to the subordinated unitholders. An example of where such conversion could be considered adverse to the subordinated unitholders is where the general partner expects the subordinated units to otherwise convert soon.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

- operating surplus generated with respect to that period (excluding the amount described in the first bullet point under "—Operating Surplus and Capital Surplus—Operating Surplus" above); *less*

- any net increase during that period in working capital borrowings; *less*

- any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; *plus*

- any net decrease during that period in working capital borrowings; *plus*

81

For a detailed discussion of the selected historical financial data contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds" and the audited historical financial statements of BSMC and our pro forma financial statements included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Black Stone Minerals, L.P. Predecessor Historical		Black Stone Minerals, L.P. Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014
			(unaudited)
	(in thousands)		
Revenue:			
Oil and condensate sales	$ 257,390	$ 252,742	$ 257,390
Natural gas and natural gas liquids sales	207,456	184,868	207,456
Gain (loss) on commodity derivative instruments	37,336	(5,860)	37,336
Lease bonus and other income	46,139	31,809	46,139
Total revenue	548,321	463,559	548,321
Operating (income) expense:			
Lease operating expense and other	23,288	21,316	23,288
Production and ad valorem taxes	49,575	42,813	49,575
Depreciation, depletion, and amortization	111,962	102,442	111,962
Impairment of oil and natural gas properties	117,930	57,109	117,930
General and administrative	62,765	59,501	62,765
Accretion of asset retirement obligations	1,060	588	1,060
(Gain) loss on disposal of assets	32	(18)	32
Total operating expense	366,612	283,751	366,612
Income from operations	181,709	179,808	181,709
Other income (expense):			
Interest and investment income	28	90	28
Interest expense(1)	(13,509)	(11,342)	(3,630)
Other income	959	407	959
Total other expense	(12,522)	(10,845)	(2,643)
Net income	$ 169,187	$ 168,963	$ 179,066
Statement of Cash Flow Data:			
Net cash provided by (used in):			
Operating activities	$ 396,125	$ 320,764	
Investing activities	(101,110)	(195,631)	
Financing activities	(310,335)	(142,311)	
Other Financial Data:			
EBITDA(2)	$ 294,658	$ 282,747	$ 294,658
Adjusted EBITDA(2)	385,705	354,576	385,705
Capital expenditures(3)	(101,110)	(195,631)	
Balance Sheet Data (at year end):			
Cash and cash equivalents	$ 14,803	$ 30,123	$ 42,670
Total assets	1,326,782	1,444,413	1,347,062
Credit facilities	394,000	451,000	—
Total liabilities	512,400	566,618	118,400
Total mezzanine equity	161,165	161,392	161,165
Total equity	653,217	716,403	1,067,497

(1) Includes cash expenses for commitment fees and agency fees and non-cash amortization of debt issuance costs.

(2) Please read "Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures" for the definitions of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to our most directly comparable financial measure, calculated and presented in accordance with GAAP.

(3) Net of proceeds from the sale of assets of $19.5 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively.

Interest Expense. Interest expense increased by $2.2 million, or 19.1%, due to additional borrowings under our credit facility. Outstanding borrowings during 2014 were higher than 2013, primarily due to increased expenditures for acquisitions, drilling activity, and funding of common equity repurchases during 2013.

Liquidity and Capital Resources

Overview

Following the completion of this offering, we expect our primary sources of liquidity to be the net proceeds retained from this offering, cash generated from operations, borrowings under our credit facility, and proceeds from any future issuances of equity and debt. We expect our primary uses of cash will be for distributions to our preferred, common and subordinated unitholders and for capital expenditures, including the acquisition of mineral and royalty and working interests and the development of our oil and natural gas properties.

We believe that we will generate sufficient cash from operations to pay, for the twelve months ending March 31, 2016, the required distribution on the preferred units and the applicable minimum quarterly distribution of $0.2625 per unit ($1.05 per unit on an annualized basis) on all the common and subordinated units outstanding. Our first distribution will be for the period from the closing of this offering through June 30, 2015, and our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period. However, we do not have a legal or contractual obligation to pay distributions quarterly or on any other basis, at the applicable minimum quarterly distribution rate or at any other rate, and there is no guarantee that we will pay distributions to our unitholders in any quarter. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

It is our intent, for at least the next several years, to finance most of our acquisitions and working-interest capital needs with cash generated from operations, borrowings from our credit facility, and, in certain circumstances, proceeds from future equity and debt issuances. Replacement capital expenditures are expenditures necessary to replace our existing oil and natural gas reserves or otherwise maintain our asset base over the long-term. Like a number of other master limited partnerships, we are required by our partnership agreement to retain cash from our operations in an amount equal to our estimated replacement capital requirements. We have set our initial distribution rate at a level we believe will allow us to retain in our business sufficient cash generated from our operations to satisfy our replacement capital expenditures needs and to fund a portion of our growth capital expenditures. The board of directors of our general partner will be responsible following this offering for establishing the amount of our estimated replacement capital expenditures.

At the beginning of each calendar year, we establish a capital budget and then review it throughout the year. Our capital budgets are created based upon our estimate of internally generated cash and the ability to borrow and raise additional capital. Actual capital expenditure levels will vary, in part, based on actual internally generated cash, actual wells proposed by our operators for our participation, and the successful closing of acquisitions. The timing, size, and nature of acquisitions are unpredictable.

plays, which is projected to grow from 9.7 trillion cubic feet in 2012 to 19.8 trillion cubic feet in 2040. We have significant exposure to domestic natural gas resource plays, including the Haynesville/Bossier plays, the Fayetteville Shale, and the Barnett Shale, and we believe that these assets will provide meaningful upside in production and revenue growth as demand for natural gas increases. Our natural gas assets throughout the U.S. Gulf Coast are well positioned geographically to take advantage of the growing liquefied natural gas export market.

- *Financial flexibility to fund expansion.* Upon the completion of this offering and the application of the net proceeds as set forth under "Use of Proceeds," we expect to have no indebtedness outstanding, approximately $13.6 million of cash on hand, and $700.0 million of undrawn borrowing capacity under our credit facility. The credit facility, combined with internally generated cash from operations and access to the public capital markets, will provide us with the financial capacity and flexibility to grow our business.

- *Experienced and proven management team.* The members of our executive team have an average of over 25 years of industry experience and have a proven track record of executing accretive acquisitions and maximizing asset development. We expect to benefit from the longstanding relationships fostered by our management team within the industry and the decades-long track record of successful acquisitions of mineral and royalty interests. We believe the experience of our management team in acquiring and managing mineral and royalty interests will allow us to continue to grow our production, reserves, and distributions.

Our Properties

Material Basins and Producing Regions

The following is an overview of the U.S. basins and regions we consider most material to our current and future business.

- *Louisiana-Mississippi Salt Basins*. The Louisiana-Mississippi Salt Basins region ranges from northern Louisiana and southern Arkansas through south central and southern Mississippi, southern Alabama, and the Florida Panhandle. The Haynesville/Bossier plays, which have been extensively delineated through drilling, are the most prospective unconventional plays for natural gas production and reserves within this region. Approximately half of the Haynesville/Bossier plays' prospective acreage is within the Louisiana-Mississippi Salt Basins region, where we own significant mineral and royalty interests and working interests. The Tuscaloosa Marine Shale play is the region's most significant emerging unconventional oil play, extending through southwestern Mississippi and southeastern Louisiana on the eastern end of the play and westward across central Louisiana to the Texas border. The play is in the early stage of development and has been actively drilled and tested recently by several operators. We have a significant mineral-and-royalty-interest position across the entire region, with material exposure to the Tuscaloosa Marine Shale. There are a number of additional active conventional and unconventional plays in the basins in which we hold considerable mineral and royalty interests, including the Brown Dense, Cotton Valley, Hosston, Norphlet, Smackover, and Wilcox plays.

- *Western Gulf (onshore)*. The Western Gulf region, which ranges from South Texas through southeastern Louisiana, includes a variety of both conventional and unconventional plays. We have extensive exposure to the Eagle Ford Shale in South Texas, where we are experiencing a significant level of development drilling on our mineral interests within the oil and rich-gas condensate areas of the play. We also have significant exposure to the Tuscaloosa Marine Shale in central and southeastern Louisiana, which is one of the most prospective emerging oil shale plays in the region and has been actively drilled and tested recently by several operators in the Western Gulf region. In addition to the Eagle Ford Shale and Tuscaloosa Marine Shale plays, there are a number of other active conventional and unconventional plays to which we have exposure to in the region, including the Austin Chalk, Buda, Eaglebine (or Maness) Shale, Frio, Glenrose, Olmos, Woodbine, Vicksburg, Wilcox, and Yegua plays.

However, the performance-based cash awards granted in 2012 were subject to three-year graded vesting based on the continued employment requirement (and the applicable exceptions) described above. The ultimate amount paid in respect of each cash incentive award is determined based on the achievement of certain reserve and production targets established by the compensation committee of our board.

The remaining 50% of each target incentive award consisted of common units in our predecessor (and, with respect to awards granted in 2013, common shares in BSNR) granted pursuant to Restricted Unit Award Agreements entered into with each NEO. Effective as of December 31, 2013, the common shares in BSNR were exchanged for common units in our predecessor. One-third of the units subject to such awards vest ratably on January 1 of each of the three years following the first day of the performance period so long as the NEO remains continuously employed by BSNR or one of its subsidiaries through such date, subject to certain exceptions discussed below under "Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—2012 Executive Incentive Plan and Restricted Unit Award Agreements." Within 30 days of each vesting date, each NEO may request that we repurchase up to 50% of the units that vest on such date in exchange for a cash payment equal to the then-current fair market value of such units, but we are not under any obligation to accept any such proposed repurchase. In connection with this offering and the other formation transactions described in this prospectus, all unvested units in our predecessor will be exchanged for an aggregate of restricted common units and restricted subordinated units pursuant to the Black Stone Minerals, L.P. Long-Term Incentive Plan (the "LTIP") described below.

Employment Agreement with Mr. Carter

Mr. Carter entered into an employment agreement with our predecessor in 2008, which was subsequently amended in 2014. The term of the agreement automatically renews annually for successive 12-month periods on March 31 of each year unless either party provides written notice of non-renewal. Under the agreement, Mr. Carter is entitled to an annualized base salary and is eligible for short-term annual bonuses based on the performance measures described above. As discussed below under "Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Mr. Carter's Employment Agreement," the employment agreement also provides for certain severance payments in the event Mr. Carter's employment is terminated under certain circumstances. However, we expect that Mr. Carter's employment agreement will be terminated in connection with this offering and that our general partner or one of our subsidiaries will enter into a severance agreement with Mr. Carter, as described below under "Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Severance Agreements."

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table reflects information regarding outstanding unvested common units in BSMC held by our Named Executive Officers as of December 31, 2014. In connection with this offering and the other formation transactions described under "Summary—Formation Transactions and Structure," the common units in our predecessor included in the table below will be exchanged for an aggregate of 180,494 restricted common units and 236,407 restricted subordinated units pursuant to the LTIP (as defined below).

	Unit Awards	
Name	Number of Units that Have Not Vested(1)	Market Value of Units that Have Not Vested(5)
Thomas L. Carter, Jr.	2,999,393(2)	$4,240,099
Marc Carroll.	1,294,155(3)	$1,829,485
Holbrook F. Dorn	1,103,847(4)	$1,560,456

(1) The applicable equity awards that are disclosed in this Outstanding Equity Awards at 2014 Fiscal Year-End table are common units in our predecessor.

(2) 1,476,291 of these units vested on January 1, 2015. 1,009,990 of the remaining units will become vested on January 1, 2016 and the remaining 513,112 units will become vested on January 1, 2017, in each case, so long as Mr. Carter remains employed by our general partner or one of our affiliates on such dates.

Severance Agreements

In connection with the closing of this offering, our general partner intends to enter into, or cause one of our affiliates to enter into, a severance agreement with each of our executive officers that, among other things, will provide for the payment of a cash severance payment in the event the executive officer's employment is terminated under certain circumstances. Please read "Management—Executive Officers and Directors of Our General Partner" for information on the executive officers of our general partner upon consummation of this offering.

Long-Term Incentive Plan

Prior to the closing of this offering, our general partner intends to adopt the LTIP, pursuant to which non-employee directors of our general partner and certain employees and consultants of our general partner and our affiliates will be eligible to receive awards with respect to our common or subordinated units. As described above, in connection with this offering, the outstanding restricted common units in our predecessor will be exchanged for restricted common units and restricted subordinated units under the LTIP. Following the closing of this offering, our general partner currently intends to grant new awards under the LTIP only with respect to our common units. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

The LTIP will provide for the grant, from time to time, at the discretion of the board of directors of our general partner or a committee thereof, of unit options, unit appreciation rights, restricted units, phantom units, unit awards, distribution equivalent rights ("DERs"), cash awards, and other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, an aggregate of 15,221,333 units may be delivered pursuant to awards under the LTIP. Units subject to awards that are forfeited, cancelled, exercised, paid, or otherwise terminated without the delivery of units, and units held back to cover the exercise price or tax withholding applicable to an award, will be available for delivery pursuant to other awards under the LTIP. Under the LTIP, the maximum aggregate grant date fair value of awards granted to a non-employee director of our general partner during any calendar year will not exceed $500,000 (or $600,000 in the first year in which an individual becomes a non-employee director). The LTIP will be administered by the board of directors of our general partner or a committee thereof, either of which we refer to herein as the "committee." The LTIP will be designed to promote our interests, as well as the interests of our unitholders and to encourage superior performance, by rewarding the directors of our general partner and employees and consultants of our general partner and our affiliates, as well as by strengthening our general partner's and our affiliates' abilities to attract, retain, and motivate individuals who are essential for our growth and profitability.

Unit Options and Unit Appreciation Rights

The LTIP will permit the grant of unit options and unit appreciation rights covering common or subordinated units. Unit options represent the right to purchase a number of common or subordinated units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common or subordinated units as of the exercise date over a specified exercise price, either in cash, common or subordinated units, or a combination thereof, as determined in the discretion of the committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the committee may determine, consistent with the terms of the LTIP; however, the exercise price of a unit option or unit appreciation right may not be less than the fair market value of a common or subordinated unit on the date such unit option or unit appreciation right is granted.

Restricted Units and Phantom Units

The LTIP will also permit the grant of restricted units and phantom units. A restricted unit is a common or subordinated unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the participant holds a common or subordinated unit that is not subject to forfeiture. A phantom unit is a notional unit that

Amendment or Termination of LTIP

The committee, at its discretion, may terminate the LTIP at any time with respect to the common or subordinated units for which an award has not previously been granted. The LTIP will automatically terminate on the 10th anniversary of the date it is initially adopted by our general partner. The committee also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award granted under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the benefit to a participant immediately prior to such change without the consent of the affected participant.

LTIP Awards

In connection with this offering, we expect that the board of directors of our general partner will approve grants of awards under the LTIP to each of our executive officers consisting of 706,080 restricted common units representing, in the aggregate, or approximately 0.4% of the total number of common units and subordinated units outstanding immediately following the closing of this offering and 847,257 performance units that, if earned at target levels of performance and vested, will be settled in the form of common units representing, in the aggregate, or approximately 0.4% of the total number of common units and subordinated units outstanding immediately following the closing of this offering. We also expect that the board of directors of our general partner will approve grants of awards to certain other employees of Black Stone Management consisting of, in the aggregate, approximately 230,581 restricted common units (based on an assumed initial offering price of $20.00, the mid-point of the price range set forth on the cover page of this prospectus) and performance units that, if earned at targeted levels of performance and vested, will be settled, in the aggregate, in the form of approximately 111,021 common units (based on an assumed initial offering price of $20.00, the mid-point of the price range set forth on the cover page of this prospectus). It is also anticipated that the board of directors of our general partner will approve grants of awards to the non-employee directors of our general partner consisting, in the aggregate, of approximately 60,000 common units under the LTIP (based on an assumed initial offering price of $20.00, the mid-point of the price range set forth on the cover page of this prospectus). These awards are intended to represent one-time $100,000 awards that will be granted to each of the current non-employee directors of our general partner. All of the awards described above are expected to be granted upon the filing of the registration statement on Form S-8 relating to the LTIP. Each award will be subject to the terms and conditions of the LTIP and an award agreement that we will enter into with the applicable Black Stone Management employee or non-employee director of our general partner.

Director Compensation

Officers or employees of Black Stone Management who also serve as directors of our general partner will not receive additional compensation for such service. Each director of our general partner who is not an officer or employee of Black Stone Management will receive the following cash compensation:

- an annual base retainer fee of $75,000 per year;

- an additional retainer of $20,000 per year if such director serves as the chairperson of the audit committee;

- an additional retainer of $15,000 per year if such director serves as the chairperson of the compensation committee; and

- an additional retainer of $10,000 per year if such director serves as the chairperson of any other committee.

In addition to cash compensation, our non-employee directors will receive annual equity-based compensation under the LTIP consisting of fully vested common units. Such awards will have an aggregate grant date value equal to $175,000 and will be subject to the terms and conditions of the LTIP and the award agreements pursuant to which such awards are granted. In the year in which a new non-employee director is elected to the board of directors of our general partner for the first time, such director will also receive a one-time award under the LTIP with a grant date value equal to $100,000, subject to the terms and conditions of the LTIP and the award agreement pursuant to which such award is granted. As noted above, upon the filing of the

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common and subordinated units following this offering and the other formation transactions by:

- our general partner;
- each of our general partner's directors and named executive officers;
- each unitholder known by us to beneficially hold 5% or more of our common units, on an as-converted basis; and
- all of our general partner's directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

The following table does not include any units that may be purchased pursuant to our directed unit program. Please read "Underwriting—Directed Unit Program."

Name of Beneficial Owner	Common Units Beneficially Owned(1)	Percentage of Common Units Beneficially Owned(1)	Subordinated Units Beneficially Owned(1)	Percentage of Subordinated Units Beneficially Owned(1)	Percentage of Common and Subordinated Units Beneficially Owned(1)
Black Stone Minerals G.P., L.L.C.(2)	—	—	—	—	—
Camden Energy Limited Partnership(3)	8,118,065	8.4%	10,632,841	11.2%	9.4%
Thomas L. Carter, Jr.(3)(4)(5)	8,676,679	8.9%	11,364,502	11.9%	10.0%
Marc Carroll(5)(6)	161,474	*	211,496	*	*
Holbrook F. Dorn(5)(7)	147,604	*	193,330	*	*
William G. Bardel(8)	118,233	*	148,311	*	*
Carin M. Barth(8)	5,000	*	—	—	*
D. Mark DeWalch(8)(9)	77,761	*	95,309	*	*
Ricky J. Haeflinger(8)(10)	2,987,973	3.1%	3,907,028	4.1%	3.4%
Jerry V. Kyle, Jr.(8)(11)	317,406	*	409,187	*	*
Michael C. Linn(8)	33,445	*	37,258	*	*
John H. Longmaid(8)(12)	1,380,736	1.4%	1,801,906	1.9%	1.6%
William N. Mathis(8)(13)	1,855,370	1.9%	2,423,576	2.5%	2.1%
Richard N. Papert(8)	250,781	*	321,925	*	*
Robert E.W. Sinclair(8)(14)	1,706,620	1.8%	2,228,747	2.3%	2.0%
Alexander D. Stuart(8)(15)	4,077,124	4.2%	5,333,579	5.6%	4.7%
Allison K. Thacker(8)(16)	2,350,872	2.4%	3,072,569	3.2%	2.7%
Directors and executive officers as a group (18 people)	34,286,208	35.3%	42,346,764	44.5%	39.9%

*   Less than 1%

(1) Reflects conversion of our preferred units. Preferred units may be converted at the conversion rate of 30.3431 common units and 39.7427 subordinated units per preferred unit at any time subsequent to the consummation of this offering and are mandatorily convertible in annual tranches from January 1, 2016 to January 1, 2018. Upon the consummation of this offering, our 117,980 preferred units will represent 3.6% of our common units and 4.7% of our subordinated units outstanding on an as-converted basis. Except with respect to certain matters requiring the approval of the holders of preferred units, each preferred unit is entitled to vote as a single class with the common and subordinated units on an as-converted basis. For a detailed discussion of our preferred units, please read "Description of Our Preferred Units." Percentages also include 60,000 units expected to be issued to the non-employee directors after the offering as director compensation and an aggregate of 1,894,939 units expected to be issued as restricted common units and common-unit-settled performance units to management after the offering.

(2) Black Stone Minerals G.P., L.L.C., our general partner, owns 733,670 common units and 960,943 subordinated units; these units are not included in the beneficial ownership table or in total units outstanding because this entity is a wholly owned subsidiary of the Partnership.

(3) Camden Energy Limited Partnership is a family partnership, of which our Chairman, Chief Executive Officer, and President, Thomas L. Carter, Jr., serves as the general partner.

(4) Mr. Carter has sole voting power over the units held by Camden Energy Limited Partnership, described above, and by Preference Partners LP, whose general partner he controls. He shares voting control and investment power over an aggregate of 257,974 common units and 337,888 subordinated units owned by a nonprofit institution on whose board he serves, and he disclaims beneficial ownership of those units. Mr. Carter's ownership also includes 112,439 unvested restricted common units and 147,270 unvested restricted subordinated units previously issued as equity-based compensation.

(5) Does not include an aggregate of 1,894,939 units expected to be issued to our management team immediately after the offering and that are subject to performance and time vesting.

(6) Includes 51,136 unvested restricted common units and 66,978 unvested restricted subordinated units previously issued as equity-based compensation.

(7) Includes 46,920 unvested restricted common units and 61,456 unvested restricted subordinated units previously issued as equity-based compensation.

(8) Includes 5,000 common units expected to be issued immediately after the offering to each non-employee director as director compensation.

(9) Mr. DeWalch has shared voting and investment power over 15,350 common units and 20,109 subordinated units held by a trust, of which he serves as co-trustee.

(10) Mr. Haeflinger has shared voting and investment power over an aggregate of 2,987,973 common units and 3,907,028 subordinated units owned by Mayo Clinic and Mayo Clinic Master Retirement Trust.

(11) Mr. Kyle has shared voting and investment power over an aggregate of 259,881 common units and 340,389 subordinated units held by two trusts, of which he serves as co-trustee and beneficiary.

(12) Mr. Longmaid has sole voting and investment power over 1,027,084 common units and 1,338,701 subordinated units held in a trust of which he is the trustee and shares investment and voting power over 353,652 common units and 463,205 subordinated units held in a trust of which he is a beneficiary.

(13) Mr. Mathis has sole voting and investment power over an aggregate of 1,637,346 common units and 2,144,561 subordinated units held by WM Capital Partners, L.P., Conti Street Partners, L.P., and Conti Street Minerals, L.P. He has shared voting and investment power of aggregate of 189,117 common units and 247,701 subordinated units held by the estate of a family member, of which he serves as co-executor.

(14) Mr. Sinclair has sole voting and investment power over of an aggregate of 1,677,713 common units and 2,197,433 subordinated units owned by Caddis Minerals, Ltd., Castleton Energy Fund I, Ltd., Leone, Ltd., Shiprock Minerals, Ltd., and San Miguel River Partners.

(15) Mr. Stuart has sole voting and investment power over an aggregate of 3,619,946 common units and 4,741,322 subordinated units owned by North Star Oil & Gas, Topsfield Energy, Ltd., and RDS Investments, L.P. He also shares voting and investment power over 123,779 common units and 162,125 subordinated units owned by a trust, of which he serves as co-trustee and which are pledged to a bank as collateral for a loan to the trust.

(16) Ms. Thacker has shared voting and investment power over 2,337,173 common units and 3,061,173 subordinated units held by William Marsh Rice University. Ms. Thacker serves as Chief Investment Officer of an affiliate of that entity.

The terms "Interest Fair Market Value," "Liquidation Preference Amount" "Preferred Yield," and "Unpaid Preferred Yield," have the following meanings:

"*Interest Fair Market Value*" means, as of any date, the amount which would be received by the holder of a common unit or subordinated unit, as applicable, if the amount equal to the fair market value of our assets minus our liabilities, subject to certain adjustments and assuming the preferred units were converted into common and subordinated units pursuant to their terms, were distributed to our partners in accordance with our partnership agreement.

"Liquidation Preference Amount" means, with respect to any preferred unit outstanding at the time of the liquidation of the Partnership, an amount equal to the sum of (i) the Unpaid Preferred Yield plus (ii) $1,000.

"Preferred Yield" means a yield on the outstanding preferred units equivalent to a 10% per annum interest rate (subject to adjustment following certain events of default by the partnership) on an initial investment of $1,000, calculated based on a 365-day year and compounded quarterly.

"Unpaid Preferred Yield" means, with respect to each preferred unit and as of any date of determination, an amount equal to the excess, if any, of (a) the cumulative Preferred Yield from the closing of this offering through the date established, over (b) the cumulative amount of distributions made as of the date established in respect of the preferred unit.

Conversion of the Preferred Units

Each preferred unit may be converted, at the option of the holder thereof, at any time, and without the payment of additional consideration, into common units and subordinated units at the then-effective conversion rate. The preferred units have a conversion rate of 30.3431 common units and 39.7427 subordinated units per preferred unit, each subject to adjustment as provided herein.

On January 1 of each year from 2016 to 2018, a number of preferred units will automatically be converted into common units at the then-effective conversion rate. As a result of these mandatory conversions, all preferred units will have either been redeemed or converted into common units and subordinated units as of January 1, 2018.

A preferred unitholder who converts its preferred units, or whose preferred units are automatically converted, will be entitled to receive the Unpaid Preferred Yield on its shares through the conversion date. We will not issue fractions of units upon conversion of preferred units. We will pay cash in lieu of each fraction of a unit otherwise issuable upon a conversion.

The preferred units will cease to be convertible on the day of the first liquidating distribution by the partnership.

Each preferred unit which is surrendered for conversion as provided in our partnership agreement will no longer be deemed outstanding as of the conversion date, and all rights with respect to the preferred unit will terminate, except for the rights of the holder thereof to receive common and subordinated units in exchange therefor (and any payment in lieu of a fractional unit and payment of any Unpaid Preferred Yield thereon).

Redemption of the Preferred Units

On December 31 of each year from 2015 through 2017 (each date, a "Scheduled Redemption Date"), each preferred unitholder may, upon written notice, require the partnership to redeem a portion of its preferred units for a cash price per preferred unit equal to the sum of $1,000 plus the Unpaid Preferred Yield accrued through that date (the aggregate amount, the "Holder Redemption Price"). The partnership will pay to the redeeming preferred unitholder the Holder Redemption Price plus, in the event of a payment after the Scheduled Redemption Date, interest on the Holder Redemption Price at a rate of 10% per annum (subject to adjustment following certain events of default by the Partnership from the Scheduled Redemption Date until the date paid to the redeeming preferred unitholder).

UNITS ELIGIBLE FOR FUTURE SALE

Immediately, after the sale of the common units offered by this prospectus, the limited partners of BSMC prior to this offering will hold an aggregate of 72,633,333 common units and 95,133,333 subordinated units. These units are subject to some limited restrictions on transfer described below. When and to the extent these units are freed from these restrictions on transfer, the sale of these common and subordinated units could have an adverse impact on the price of the common units on any trading market that may develop.

Our common units sold in this offering and issued to the limited partners of BSMC in connection with the merger will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144. Immediately following the offering, less than   % of either the common units or subordinated units are expected to be held by our affiliates.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders (other than, in certain instances, approval of the holders of our preferred units). Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Partnership Interests."

The executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Under the terms of our partnership agreement, the limited partners of BSMC prior to this offering will be restricted from selling any common units they beneficially own, including any common units resulting from the conversion of such limited partners' preferred units, for a period of 45 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions. The limited partners of BSMC prior to this offering (including our executive officers and directors) will be restricted from selling with certain limited exceptions any subordinated units they beneficially own until permitted by the board of directors of our general partner in its sole discretion.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan. If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the common unitholder's gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the common unitholder from the property for each taxable year, computed without the depletion allowance. A common unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the common unitholder's average daily production of domestic oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by these persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a common unitholder's total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for the year plus the deduction carryover does not exceed 65% of the common unitholder's total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Common unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the common unitholder's share of the adjusted tax basis in the underlying mineral-property by the number of mineral units (barrels of oil and Mcf of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the common unitholder's share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a common unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the common unitholder of some or all of its units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the common unitholders. Further, because depletion is required to be computed separately by each common unitholder and not by us, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective common unitholder to consult its tax advisor to determine whether percentage depletion would be available to the common unitholder.

Administrative Expenses

Expenses of the partnership may include administrative expenses not attributable to its trade or business, the deductibility of which may be subject to limitation. If the partnership were to incur any such administrative expenses, they would be considered miscellaneous itemized deductions that generally would have to be aggregated with an individual unitholder's other miscellaneous itemized deductions. These rules disallow itemized deductions that are less than 2% of a taxpayer's adjusted gross income, and the amount of otherwise allowable itemized deductions will be reduced by the lesser of (i) 3% of (A) adjusted gross income over (B) $305,050 ($152,525 if married filing separately), and (ii) 80% of the amount of itemized deductions that are otherwise allowable, or both. It is anticipated that the amount of the administrative expenses will not be significant in relation to the partnership's income.

UNDERWRITING

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as the representatives of the underwriters and as the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Citigroup Global Markets Inc.	
Credit Suisse Securities (USA) LLC	
Wells Fargo Securities, LLC	
J.P. Morgan Securities LLC	
Morgan Stanley & Co. LLC	
Raymond James & Associates, Inc.	
Scotia Capital (USA) Inc.	
Simmons & Company International	
Total	22,500,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.50% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. for the evaluation, analysis, and structuring of our partnership. We have also agreed to reimburse the underwriters for up to $20,000 of any fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. ("FINRA") of the terms of the sale of the common units offered by this prospectus.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at an offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

We estimate that the expenses of this offering incurred by us will be $9.8 million (excluding the estimated underwriting discount and structuring fee). The underwriters have agreed to reimburse us for certain offering expenses incurred by us in connection with this offering.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 3,375,000 additional common units at the public offering price less underwriting discounts. This option may be exercised if the underwriters sell more than 22,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner, the directors, and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, for a period of 180 days after the date of this prospectus, and, under the terms of our partnership agreement, the limited partners of BSMC prior to this offering will be restricted, for a period of 45 days after the date of this prospectus, such that they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than (i) the common units being sold in this offering, and (ii) common units issued pursuant to employee benefit plans, qualified option plans, or other employee compensation plans existing on the date hereof), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable, or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested, and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

- the history and prospects for the industry in which we compete;

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters' exercise of their option to purchase additional common units) for sale at the initial public offering price to persons who are directors, officers, or employees of our general partner, and certain other persons with relationships with us and our affiliates, as designated by us, through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have been approved to list our common units on the NYSE under the symbol "BSM," subject to official notice of issuance. The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial

BLACK STONE MINERALS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma consolidated balance sheet as of December 31, 2014 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 (together with the notes to unaudited pro forma consolidated financial statements, the "pro forma financial statements"), of Black Stone Minerals, L.P. (the "Partnership"). The unaudited pro forma consolidated financial statements of the Partnership have been derived from the historical consolidated financial statements of Black Stone Minerals Company, L.P. ("BSMC," the "Company" or the "Predecessor"). The unaudited pro forma consolidated financial statements should be read in conjunction with the Predecessor's historical consolidated financial statements and the related financial statement notes, included elsewhere in this prospectus.

The Partnership will own and operate the business of the Predecessor effective with the closing of this offering (the "Offering"). The contribution of the Predecessor's business to the Partnership will be recorded at cost, as it is a reorganization of entities under common control. The unaudited pro forma consolidated financial statements have been prepared on the assumption that Black Stone Minerals, L.P. will continue to be treated as a partnership for U.S. federal income tax purposes.

The unaudited pro forma adjustments are based on currently available information and certain estimates and assumptions. The actual effects of the events may differ from the unaudited pro forma adjustments. However, management believes the assumptions utilized to prepare the unaudited pro forma adjustments provide a reasonable basis for presenting the significant effects of the events identified above and as more specifically described below.

The unaudited pro forma consolidated balance sheet assumes the transactions to be effected as if the closing of the offering had taken place as of December 31, 2014, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 assumes the transactions had taken place as of January 1, 2014.

The unaudited pro forma consolidated financial statements give pro forma effect to the following transactions:

- the formation by the Partnership of Black Stone Minerals GP, L.L.C. ("New GP"), a new wholly owned subsidiary of the Partnership to function as the general partner of the Partnership, and the transfer of BSNR's general partner interest in the Partnership to New GP in exchange for cash;

- a cash contribution by Black Stone Natural Resources, L.L.C. ("BSNR"), the general partner and a wholly owned subsidiary of BSMC, to BSMC in exchange for common units representing a 1% limited partner interest in BSMC, and a cash contribution by New GP to the Partnership in exchange for a 1% limited partner interest in the Partnership;

- the merger of BSMC with and into a wholly owned subsidiary of the Partnership (the "Merger Sub"), with BSMC as the surviving entity;

- immediately prior to the merger, the conversion of the limited partner interests of BSMC and New GP in the Partnership into common units of the Partnership;

- in connection with the merger, (i) the redemption of the common units of the Partnership held by BSMC in exchange for a return of its original capital contribution, (ii) the exchange of the common units of BSMC (other than common units of BSMC held by BSNR) for an aggregate of 71,212,190 of common units and 93,271,956 subordinated units of the Partnership at a conversion ratio of 12.9465:1 for 0.4329 common units and 0.5671 subordinated units, and the exchange of the preferred units of BSMC for an aggregate of 117,980 of preferred units of the Partnership at a conversion ratio of one to one as of December 31, 2014 , (iii) the common units of BSMC held by BSNR continuing to be outstanding as limited partner interests in BSMC, and the retention of New GP's non-economic general partner interest in the Partnership and common units in the Partnership, (iv) the conversion of the Partnership's 100% equity interest in Merger Sub into a 99% limited partner interest in BSMC, and (v) the retention of BSNR's non-economic general partner interest in BSMC;

- (i) the formation by the Partnership of New BSMC GP, a new wholly owned subsidiary to function as general partner of BSMC, (ii) the removal by the Partnership of BSNR as general partner of BSMC and appointment of New BSMC GP as general partner of BSMC, and (iii) in connection therewith, the transfer of BSNR's general partner interest in BSMC to New BSMC GP: and

- the issuance and sale of 22,500,000 common units by the Partnership to the public, and the application of the net proceeds therefrom.

Upon completion of the Offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $1.5 million as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, NYSE listing, independent registered public accounting firm fees, legal fees, investor-relations activities, registrar and transfer agent fees, director-and-officer insurance, and additional compensation. The unaudited pro forma consolidated financial statements do not reflect these incremental selling, general, and administrative expenses.

BLACK STONE MINERALS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2014
(in thousands)

	Predecessor Historical	Pro Forma Adjustments	Pro Forma
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents................................	$ 14,803	$27,867 (a)(b)	$ 42,670
Accounts receivable	74,092	—	74,092
Commodity derivative assets	37,471	—	37,471
Prepaid expenses and other current assets	11,051	(7,587)(c)	3,464
TOTAL CURRENT ASSETS......................	137,417	20,280	157,697
PROPERTY AND EQUIPMENT			
Oil and natural gas properties, at cost, on the basis of the successful efforts method of accounting, includes unproved properties of $623,863 at December 31, 2014	2,377,030	—	2,377,030
Less: Accumulated depreciation, depletion, and amortization, including impairment	(1,191,861)	—	(1,191,861)
Oil and natural gas properties, net	1,185,169	—	1,185,169
Other property and equipment, net of accumulated depreciation and amortization of $12,994 at December 31, 2014	1,664	—	1,664
NET PROPERTY AND EQUIPMENT..............	1,186,833	—	1,186,833
DEFERRED CHARGES AND OTHER LONG-TERM ASSETS	2,532	—	2,532
TOTAL ASSETS..	$ 1,326,782	$ 20,280	$ 1,347,062

BLACK STONE MINERALS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2014
(in thousands)

	Predecessor Historical	Pro Forma Adjustments	Pro Forma
LIABILITIES, MEZZANINE EQUITY AND EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 29,415	$ —	$ 29,415
Accrued liabilities.	16,252	—	16,252
Accrued partners' distribution payable	52,905	—	52,905
TOTAL CURRENT LIABILITIES	98,572	—	98,572
LONG-TERM LIABILITIES			
Credit facility.	394,000	(394,000)(b)	—
Accrued incentive compensation	6,530	—	6,530
Deferred revenue.	3,917	—	3,917
Asset retirement obligations	9,381	—	9,381
TOTAL LIABILITIES	512,400	(394,000)	118,400
COMMITMENTS AND CONTINGENCIES			
MEZZANINE EQUITY			
Preferred units	161,165	—	161,165
EQUITY			
General partner	—	—	—
Partners' equity			
Common units (2,129,488 units outstanding at December 31, 2014; 93,712 units outstanding pro forma at December 31, 2014 (unaudited))	650,598	45,354(a)(d)	695,952
Subordinated units (no units outstanding at December 31, 2014; 93,272 units outstanding pro forma at December 31, 2014 (unaudited))	—	368,926(d)	368,926
Noncontrolling interests.	2,619	—	2,619
TOTAL EQUITY.	653,217	414,280	1,067,497
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$1,326,782	$ 20,280	$1,347,062

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these financial statements.

BLACK STONE MINERALS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014
(in thousands, except per unit amounts)

	Predecessor Historical	Pro Forma Adjustments	Pro Forma
REVENUE			
Oil and condensate sales	$ 257,390	$ —	$ 257,390
Natural gas and natural gas liquids sales	207,456	—	207,456
Gain on commodity derivative instruments	37,336	—	37,336
Lease bonus and other income	46,139	—	46,139
TOTAL REVENUE	548,321	—	548,321
OPERATING EXPENSE			
Lease operating expense and other	23,288	—	23,288
Production and ad valorem taxes	49,575	—	49,575
Depreciation, depletion, and amortization	111,962	—	111,962
Impairment of oil and natural gas properties	117,930	—	117,930
General and administrative	62,765	—	62,765
Accretion of asset retirement obligations	1,060	—	1,060
Loss on disposal of assets	32	—	32
TOTAL OPERATING EXPENSE	366,612	—	366,612
INCOME FROM OPERATIONS	181,709	—	181,709
OTHER INCOME (EXPENSE)			
Interest and investment income	28	—	28
Interest expense	(13,509)	9,879(e)(f)	(3,630)
Other income	959	—	959
TOTAL OTHER EXPENSE	(12,522)	9,879	(2,643)
NET INCOME	169,187	9,879	179,066
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,164	—	1,164
NET INCOME ATTRIBUTABLE TO BLACK STONE MINERALS, L.P.	170,351	9,879	180,230
LESS: DIVIDENDS ON PREFERRED UNITS	(15,720)	—	(15,720)
NET INCOME ATTRIBUTABLE TO GENERAL PARTNER	—	—	—
NET INCOME ATTRIBUTABLE TO LIMITED PARTNER UNITS			
Common units	$ 154,631	$ (72,184)(d)	$ 82,447
Subordinated units	—	82,063(d)	82,063
EARNINGS PER UNIT (BASIC AND DILUTED)			
Common units	$ 0.07	$ 0.81	$ 0.88
Subordinated units	—	0.88	0.88
WEIGHTED AVERAGE UNITS OUTSTANDING (BASIC AND DILUTED)			
Common units	2,129,812	(2,036,089)(d)	93,723
Subordinated units	—	93,286(d)	93,286

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these financial statements.

BLACK STONE MINERALS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma consolidated balance sheet of the Partnership as of December 31, 2014, and the related unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 are derived from the historical consolidated financial statements of the Predecessor.

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $1.5 million as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, NYSE listing, independent registered public accounting firm fees, legal fees, investor-relations activities, registrar and transfer agent fees, director-and-officer insurance, and additional compensation. The unaudited pro forma financial statements do not reflect these incremental general and administrative expenses.

The unaudited pro forma adjustments included herein assume no exercise of the underwriters' option to purchase additional common units. Any net proceeds received from the exercise of this option will be used to fund future capital expenditures.

Note 2—Unaudited Pro Forma Adjustments and Assumptions

A summary of the unaudited pro forma adjustments to effect the transactions is as follows:

(a) Reflects the issuance and sale of common units by the Partnership at an assumed initial public offering price of $20.00 per common unit, net of an underwriting discount, structuring fee and offering expenses of $28.1 million, and the receipt of the estimated net proceeds therefrom.

(b) Reflects the use of the net proceeds from the Offering to repay all of the debt outstanding under the credit facility with any remaining net proceeds reflected as an addition to cash.

(c) Reflects the elimination of capitalized payments incurred related to the Partnership's planned initial public offering. These capitalized payments will be netted against proceeds received.

(d) Reflects adjustments to capital balances, net income allocations, and units outstanding as a result of the issuance of common and subordinated units to existing unitholders of the Predecessor related to the formation transactions.

(e) Reflects the elimination of interest expense after repayment of all of the debt outstanding under the credit facility discussed in (b) above.

(f) Reflects the commitment fee related to the credit facility of 0.375% on the $700.0 million borrowing base as well as the agency fees and amortization of debt issuance costs related to the credit facility.

Note 3—Unaudited Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income available to common, subordinated, and preferred unitholders by the number of common and subordinated units to be issued to the limited partners of BSMC prior to the Offering and the number of common and subordinated units expected to be outstanding at the closing of the Offering. For purposes of this calculation, the number of common units, subordinated units and preferred units outstanding at the closing of the Offering was assumed to be 93,756,051, 93,329,403 and 157,424, respectively, as of January 1, 2014. All units from the Offering were assumed to have been outstanding since the beginning of the period presented.

"**Merger Sub**" means Black Stone Minerals Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership.

"**Minimum Quarterly Distribution**" means the amount per Unit per Quarter specified below (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 6.5.

	Minimum Quarterly Distribution (per unit)	
Four Quarters Ending March 31	**Per Quarter**	**Annualized**
2016[1]	$0.2625	$1.05
2017	$0.2875	$1.15
2018	$0.3125	$1.25
2019 and thereafter	$0.3375	$1.35

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act (or successor to such Section)) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

"**Net Agreed Value**" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain for such taxable period over the Partnership's items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4(b) and shall include Simulated Gain (as provided in Section 6.1(e)(iii)), but shall not include Simulated Depletion, Simulated Loss, or items specially allocated under Section 6.1(d).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction for such taxable period over the Partnership's items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4(b) and shall include Simulated Gain (as provided in Section 6.1(e)(iii)), but shall not include Simulated Depletion, Simulated Loss, or any items specially allocated under Section 6.1(d).

"**Net Termination Gain**" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.4) that are recognized (i) after the Liquidation Date ("**Liquidation Gain**") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("**Sale Gain**"), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.4(d) on the date of a Revaluation Event ("**Revaluation Gain**"); *provided*, *however*, the items included in the determination of Net Termination Gain shall include Simulated Gain (as provided in

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[1] The distribution for these four quarters shall include an amount for the partial quarter commencing with the closing of the Initial Offering and ending at the close of business on June 30, 2015.

obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases; where cash expenditures are made in part for Replacement Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each;

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated; and

(e) distributions made prior to the Liquidation Date with respect to Partnership Interests that have a priority right to receive distributions over the Common Units shall be treated as interest payments with respect to such priority Partnership Interests, and other payments, such as payments in redemption of such Partnership Interests, shall be treated as the repayment of indebtedness.

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $137.6 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, and (iii) the amount of cash distributions paid in respect of Construction Equity and paid in respect of the Construction Period, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve (12) months after having been incurred or repaid within such twelve month period with the proceeds of additional Working Capital Borrowings and (iv) any loss realized on disposition of an Investment Capital Expenditure;

provided, *however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced, or Working Capital Borrowings increased or reduced, after the end of such period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; and (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

"**Opinion of Counsel**" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

"**Option Closing Date**" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

"**Organizational Limited Partner**" means Black Stone Minerals Company, LP, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, *provided* that the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 *Contributions by the General Partner and its Affiliates*.

(a) In connection with the formation of the Partnership under the Delaware Act, Black Stone Natural Limited Resources, L.L.C. (the "***Original General Partner***") was admitted as the sole general partner of the Partnership and the Organizational Limited Partner was admitted as the sole Limited Partner in exchange for a Capital Contribution of $100. On November 21, 2014, the Original General Partner transferred its non-economic general partner interest in the Partnership to the General Partner pursuant to that certain Assignment of Partnership Interest, dated as of November 21, 2014 between the Original General Partner and the General Partner (which was consented to by the Organizational Limited Partner) and pursuant to such assignment, the General Partner was admitted as the sole general partner of the Partnership and the Partnership was continued without dissolution. On   , 2015, the General Partner made a Capital Contribution to the Partnership in the amount of **$**   in exchange for a 1% Limited Partner Interest and was admitted as a Limited Partner. At the Effective Time, the General Partner's 1% Limited Partner Interest is hereby converted into 733,670 Common Units and 960,943 Subordinated Units and the Organizational Limited Partner's Limited Partner Interest is hereby converted into 1,000 Common Units.

(b) At the Effective Time, pursuant to this Agreement and/or the Merger and Contribution Agreement, (i) the Common Units held by the Organizational Limited Partner shall be redeemed and cancelled in exchange for a return of the Organizational Limited Partner's initial Capital Contribution to the Partnership; (ii) the Organizational Limited Partner shall merge with and into Merger Sub; and (iii) the Partnership shall issue an aggregate of 72,633,333 Common Units and 95,133,333 Subordinated Units to the common unitholders of the Organizational Limited Partner and an aggregate of 117,980 Preferred Units with the terms set forth on the Supplemental Terms Annex attached hereto as Annex A and dated as of the date hereof to the preferred unitholders of the Organizational Limited Partner.

Section 5.2 *Contributions by Underwriters.*

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.3 *Interest and Withdrawal*. No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as

ANNEX A – SERIES A PREFERRED UNITS

1.   *Adoption of Annex*. This Annex, dated as of   , 2015, is adopted pursuant to Section 5.5 of the First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P. dated as of   , 2015, as the same may be amended from time to time (the "*Partnership Agreement*").

2.   *Designation of Series A Units*. The General Partner hereby designates and creates a class of Preferred Units to be designated as "Series A Preferred Units" and consisting of 117,980 Series A Preferred Units. The Series A Preferred Units shall be Limited Partner Interests and shall have the rights and preferences and shall be subject to the duties and obligations set forth in this Annex A. For the avoidance of doubt, the Series A Preferred Units shall be "Units" within the meaning of the Partnership Agreement.

3.   *Definitions*. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Annex. Capitalized terms used but not defined in this Annex shall have the meanings given in the Partnership Agreement; provided that definitions in the Partnership Agreement that reference a "Section" of the Partnership Agreement are deemed to reference the "Paragraph" reference that corresponds to such Section of the Partnership Agreement.

   a.   "*Affiliate*" means, with respect to any Person, (a) any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person to whom reference is made or (b) any Family Member of the Person to whom reference is made. The term "control" as used herein (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power (a) to vote 20% or more of the outstanding voting securities of or voting interest in a Person or (b) to direct the management policies of such Person by contract or otherwise.

   b.   "*Annual Conversion/Redemption Deadline*" has the meaning given in Paragraph 8(a).

   c.   "*Applicable Law*" or "*Law*" (whether the initial letter of the word or words is capitalized or in lower case type) means all applicable governmental actions, any constitutions, laws, statutes, treaties, rules, codes, ordinances, regulations, certificates, orders, official interpretations, licenses and permits of any applicable governmental authority and judgments, decrees, injunctions, writs, any voluntary restraint, policy or guideline, orders or like action of any court, arbitrator or other administrative, judicial or quasijudicial tribunal or agency of competent jurisdiction (including those pertaining to health and safety and all environmental laws).

   d.   "*Budgeted Distributions*" means, with respect to each calendar year, a schedule of the annual and quarterly budgeted distributions to the holders of Common Units and Subordinated Units in respect of such calendar year, as approved by the Board and as adjusted from time to time by the Board.

   e.   "*Business Day*" means any day other than a Saturday, Sunday or a holiday on which national banking associations in the state of Texas are required or permitted to be closed.

   f.   "*Carter*" means Thomas L. Carter, Jr.

   g.   "*Change of Control*" means (i) the transfer by the Limited Partners of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of a majority of the outstanding Common Units and Subordinated Units (including the outstanding Series A Preferred Units on an as-converted basis), or the transfer by the Partnership of beneficial ownership of a majority of the outstanding membership interests in the Company, to any Person (including a "group" as such term is used in Section 13(d)(3) of the Exchange Act), except that if beneficial ownership would be deemed to occur merely upon the execution of voting agreements to support a merger, consolidation or other business combination transaction to be consummated in the future, then the date of such Change of Control shall instead be the date of such consummation; provided, however, that in no event shall any relationship among any Partners created solely by the ownership of Units be deemed, *de facto*, to create a group for purposes of this definition; (ii) the Partners of the Partnership prior to any merger, consolidation or other business combination transaction do not continue to own at least 50% of the

d. Notwithstanding the other provisions of the Partnership Agreement or this Annex, without first obtaining the written consent or waiver of the affected Series A Preferred Unitholder, the General Partner shall not, and shall not cause the Partnership to, either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following:

    i. effect any amendment, modification or waiver that by its explicit terms would alter or change the rights, obligations, powers or preferences of such Series A Preferred Unitholder in its capacity as a holder of Series A Preferred Units in a disproportionate and adverse manner compared to other holders of Series A Preferred Units;

    ii. effect any amendment, modification or waiver that would alter, or result in the alteration of, the limited liability of such Series A Preferred Unitholder;

    iii. effect any amendment, modification or waiver that would impose any additional material obligations or duties on such Series A Preferred Unitholder; or

    iv. amend, modify or waive the provisions of this Paragraph 4(d)(iv).

e. Any of the rights, powers or preferences of the Series A Preferred Unitholders set forth herein may be waived in writing by any Series A Preferred Unitholder with respect to such holder.

5. *Optional Conversion*.

a. Each Series A Preferred Unit may be converted, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into Common Units and, prior to the end of the Subordination Period, Subordinated Units at the then effective Conversion Rate. The Series A Preferred Units shall have an initial Conversion Price of $14.2683 in respect of the Common Units and $14.2683 in respect of the Subordinated Units (as adjusted as provided herein, the "*Conversion Prices*") and an initial Conversion Rate of 30.3431:1 in respect of the Common Units and 39.7427:1 in respect of the Subordinated Units per Series A Preferred Unit, each subject to adjustment as provided herein.

b. The initial Conversion Prices and the initial Conversion Rates for the Series A Preferred Units, each of which is subject to adjustment as provided herein, shall be set forth in one or more written statements signed by the General Partner and maintained at the principal office of the Partnership. The Conversion Rates and Conversion Prices from time to time in effect are subject to adjustment as provided in Paragraph 7.

c. In order to exercise the conversion privilege, the holder of any Series A Preferred Units to be converted shall give written notice (the "*Conversion Notice*") to the Partnership that the holder elects to convert all or a specified number of Series A Preferred Units held. A Conversion Notice may be given at any time but shall only be effective as of the Conversion Date.

d. Upon any such conversion, no adjustment to the Conversion Rate shall be made for Unpaid Series A Preferred Yield on the Series A Preferred Units surrendered for conversion or any unpaid distributions on the Common Units or Subordinated Units delivered pursuant thereto. The Series A Preferred Unitholder shall remain entitled to receive his Unpaid Series A Preferred Yield accrued through the date prior to the Conversion Date, the Partnership shall pay such amount to such holder promptly following receipt of the Conversion Notice, and any such payment shall be treated as a distribution to such Series A Preferred Unitholder for purposes of maintaining Capital Accounts. Upon each conversion, the Partnership shall make a cash payment to the converting Series A Preferred Unitholder, and the converting Series A Preferred Unitholder shall make a cash payment to the Partnership, to adjust for any distributions declared in respect of the Common Units, the Subordinated Units or the Series A Preferred Units on or after the Conversion Date but prior to the receipt of the Conversion Notice, the intent being to put both the converting Series A Preferred Unitholder and the Partnership in the same position that they would have been if the Conversion Notice had been delivered on or before the Conversion Date. Any cash payment made pursuant to the preceding sentence shall be treated as

(i) a distribution to the Series A Preferred Unitholder if made by the Partnership and (ii) a Capital Contribution if made by the Series A Preferred Unitholder.

e. The Partnership shall not issue fractions of Common Units or Subordinated Units upon conversion of Series A Preferred Units or scrip in lieu thereof. If any fraction of a Common Unit or Subordinated Unit would, except for the provisions of this Paragraph 5(e), be issuable upon conversion of any Series A Preferred Unit, the Partnership shall in lieu thereof pay to the Person entitled thereto an amount in cash equal to the current value of such fraction, calculated to the nearest one-hundredth (1/100) of a Common Unit or Subordinated Unit, to be computed on the basis of the Interest Fair Market Value of one Common Unit or Subordinated Unit as determined by the General Partner; provided, however, that if the amount payable in respect of any fractional Common Unit or Subordinated Unit would not exceed $10.00, the Partnership may at its option round the number of Common Units or Subordinated Units to be issued in respect of the conversion of Series A Preferred Units to the nearest whole number, with 0.50 Common Unit or Subordinated Unit being rounded up to one Common Unit or Subordinated Unit. As soon as practicable after the effectiveness of any conversion, the Partnership shall cause to be issued and delivered to the converting holder any cash in lieu of a fraction of a Common Unit or Subordinated Unit otherwise issuable upon such conversion. For purposes of determining fractional units, all Common Units or Subordinated Units or fractions thereof being issued to a holder upon conversion as of a particular Conversion Date shall be aggregated so that, under no circumstances, would any particular conversion by a holder result in more than one fractional Common Unit or Subordinated Unit.

f. The Series A Preferred Units shall cease to be convertible on the day of the first liquidating distribution pursuant to Paragraph 13.

g. Each Series A Preferred Unit which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding as of the Conversion Date and all rights with respect to such Series A Preferred Unit shall terminate, except only the rights of the holder thereof to receive Common Units and Subordinated Units in exchange therefor (and any payment in lieu of a fractional Common Unit and/or Subordinated Unit pursuant to Paragraph 5(e)) and payment of any Unpaid Series A Preferred Yield thereon.

h. In the event of an inaccuracy in or breach of the representations and warranties in Section 3.3(a) of the Securities Purchase Agreement, determined without regard to any knowledge qualifiers, the sole and exclusive remedies therefor shall be (i) the recalculation and adjustment of the Conversion Price to what it would have been if there had been no such breach, recalculating such Conversion Price as equal to the lesser of (1) the Conversion Price of $14.2683 in respect of the Common Units and $14.2683 in respect of the Subordinated Units, or (2) the quotient obtained by dividing (A) the Value determined immediately before the issuance of the Original LP Series A Preferred Units pursuant to the Securities Purchase Agreement by (B) the total number of Original LP Common Units outstanding on the date of issuance of such Original LP Series A Preferred Units (assuming (x) the conversion of the then issued and outstanding Original LP Series A Preferred Units into Original LP Common Units at the then applicable Conversion Rate and (y) any issued and outstanding Original LP Common Units held by members of the Board or Officers or employees of the Original Partnership, the Original General Partner or any subsidiary of the Original Partnership or the Original General Partner are outstanding even if subject to forfeiture), (ii) the issuance by the Original Partnership of any additional Original LP Common Units that would have been issued by the Original Partnership upon conversion of Original LP Series A Preferred Units, if necessary, and (iii) the payment of any additional distributions that would have been paid by the Original Partnership, the Original General Partner, the Partnership or the Company, if necessary, in the case of each of clauses (i) through (iii) above as if the initial Conversion Price had been correctly determined.

6. *Mandatory Conversion*

a. Effective as of each Mandatory Conversion Date, there shall automatically be converted into Subordinated Units and Common Units at the then effective Conversion Rates a number of Series A



Black Stone Minerals, L.P.

22,500,000 Common Units
Representing Limited Partner Interests

Prospectus

, 2015

Barclays
BofA Merrill Lynch
Citigroup
Credit Suisse
Wells Fargo Securities

J.P. Morgan
Morgan Stanley
Raymond James
Scotia Howard Weil
Simmons & Company International

Through and including , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than the underwriting discount and structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the NYSE listing fee, and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 63,141
NYSE listing fee	146,000
FINRA filing fee	82,007
Printing expenses	1,250,000
Fees and expenses of legal counsel	3,200,000
Accounting fees and expenses	4,100,000
Transfer agent and registrar fees	4,250
Miscellaneous	1,000,000
Total	9,845,398

ITEM 14. INDEMNIFICATION OF OFFICERS AND THE DIRECTORS OF THE BOARD OF DIRECTORS OF OUR GENERAL PARTNER.

The section of the prospectus entitled "The Partnership Agreement—Indemnification" is incorporated herein by reference and discloses that we will generally indemnify the directors, officers, and affiliates of the general partner against all losses, claims, damages, or similar events. Subject to any terms, conditions, or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The amended and restated limited liability company agreement of our general partner provides for the indemnification of its directors and executive officers against liabilities they incur in their capacities as such.

The underwriting agreement that we expect to enter into with the underwriters, the form of which will be filed as Exhibit 1.1 to this registration statement, will contain indemnification and contribution provisions that will indemnify and hold harmless the directors and executive officers of our general partner.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with our formation in September 2014, we issued (i) the non-economic general partner interest to BSNR, which interest was transferred to New GP, our general partner, for $100.00, and (ii) all of the limited partner interests in us to BSMC for $100.00, which limited partner interests will be redeemed and cancelled in connection with the closing of the initial public offering of common units of the Partnership and the merger of BSMC with and into Merger Sub, with BSMC as the surviving entity. Prior to such initial public offering and merger, we issued a one percent limited partner interest in us to our general partner, which will remain outstanding immediately after our initial public offering. These issuances were exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years. In connection with the merger, the common units (other than common units held by BSNR) and preferred units of BSMC will be exchanged for common units, subordinated units, and preferred units of the partnership, as applicable.